

Filed Pursuant to Rule 424(b)(2)
Registration Statement No. 333-211718

The Toronto-Dominion Bank
$16,590,000
Buffered Digital Basket-Linked Notes due October 19, 2018

The notes do not bear interest. The amount that you will be paid on your notes on the maturity date (October 19, 2018) is based on the performance of an unequally weighted basket of the ordinary shares of all 25 companies included in the EURO STOXX® Banks Index as of February 6, 2017 (listed on P-3, with their weightings), as measured from the pricing date (March 16, 2017) to and including the valuation date (October 16, 2018).

The weightings of the companies in the basket and the index are different. Therefore, the performance of the basket and the index may also be different. The weightings of the companies in the basket are based on the weights of the companies in the index reweighted so that no company represents more than 5% of the basket as of February 6, 2017. The excess weights have been distributed to each of the other companies that represent less than 5% of the index according to their weight in the index, provided that no company can be greater than 5% of the basket. See "Information Regarding the Basket and the Basket Components" on page P-22.

If the final basket level on the valuation date is greater than or equal to the initial basket level, you will receive the (i) principal amount *plus* (ii) the product of (a) the principal amount *times* (b) the digital return of 22.60%, resulting in a payment at maturity of $1,226.00 for each $1,000 principal amount of your notes. The initial basket level is 100 and the final basket level will equal (i) 100 *times* (ii) the sum of 1 *plus*, as calculated for each basket component, (a) the percentage change of each company in the basket from the pricing date to the valuation date *multiplied* by (b) its weighting in the basket. If the final basket level on the valuation date declines by up to 10.00% from the initial basket level, you will receive the principal amount of your notes. If the final basket level on the valuation date is less than the buffer level of 90.00%, your payment will be less than the principal amount and you will have a loss equal to the percentage decrease below the buffer level times the downside multiplier of approximately 1.1111. **If the final basket level declines by more than 10.00% from the initial basket level, the return on your notes will be negative and, despite the inclusion of the buffer level, due to the downside multiplier you may lose your entire principal amount.**

To determine your payment at maturity, we will calculate the percentage change of the basket, which is the percentage increase in the final basket level from the initial basket level. At maturity, for each $1,000 principal amount of your notes, you will receive an amount in cash equal to:

- if the percentage change is zero or positive (the final basket level is greater than or equal to the initial basket level), the sum of (i) $1,000 *plus* (ii) the product of (a) $1,000 *times* (b) the digital return;
- if the percentage change is negative but not below -10.00% (the final basket level is less than the initial basket level, but not by more than 10.00%), $1,000; or
- if the percentage change is negative and is below -10.00% (the final basket level is less than the initial basket level by more than 10.00%), the sum of (i) $1,000 *plus* (ii) the product of (a) $1,000 *times* (b) approximately 111.11% *times* (c) the sum of the percentage change *plus* 10.00%.

Decreases in the prices of companies in the basket may offset increases in the prices of other companies in the basket. The performance of the companies in the basket with the higher weightings will have a larger impact on your return on the notes. The notes do not guarantee the return of principal at maturity.

The notes are unsecured and are not savings accounts or insured deposits of a bank. The notes are not insured or guaranteed by the Canada Deposit Insurance Corporation, the U.S. Federal Deposit Insurance Corporation or any other governmental agency or instrumentality. Any payments on the notes are subject to our credit risk. The notes will not be listed on any exchange. You should read the disclosure herein to better understand the terms and risks of your investment. See "Additional Risk Factors" on page P-10 of this pricing supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this pricing supplement, the product prospectus supplement or the prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The estimated value of your notes at the time the terms of your notes are set on the pricing date is $978.00 per $1,000 principal amount. For a discussion of the estimated value and the price at which Goldman, Sachs & Co. would initially buy or sell your notes, if it makes a market in the notes (which it is not obligated to do), see "Additional Information Regarding Estimated Value of the Notes" on page P-2 of this pricing supplement.

	Public Offering Price	Underwriting Discount	Proceeds to TD
Per Note	$1,000.00	$12.80	$987.20
Total	$16,590,000.00	$212,352.00	$16,377,648.00

TD Securities (USA) LLC

Goldman, Sachs & Co.
Agent

Pricing Supplement Dated March 16, 2017

The public offering price, underwriting discount and proceeds to TD listed above relate to the notes we issue initially. We may decide to sell additional notes after the date of this pricing supplement, at public offering prices and with underwriting discounts and proceeds to TD that differ from the amounts set forth above. The return (whether positive or negative) on your investment in the notes will depend in part on the public offering price you pay for such notes.

We or Goldman, Sachs & Co. ("GS&Co."), or any of our or their respective affiliates, may use this pricing supplement in the initial sale of the notes. In addition, we or GS&Co. or any of our or their respective affiliates may use this pricing supplement in a market-making transaction in a note after its initial sale. **Unless we or GS&Co., or any of our or their respective affiliates, informs the purchaser otherwise in the confirmation of sale, this pricing supplement will be used in a market-making transaction.**

Additional Information Regarding Estimated Value of the Notes

The estimated value of your notes at the time the terms of your notes are set on the pricing date is $978.00 per $1,000 principal amount, which is less than the public offering price of your notes. The pricing models used to determine the estimated value consider certain variables, including principally our credit spreads, interest rates (forecasted, current and historical rates), volatility, price-sensitivity analysis and the time to maturity of the notes. The difference between the estimated value of your notes and the public offering price is a result of certain factors, including principally the underwriting discount and commissions, the expenses incurred in creating, documenting and marketing the notes, and an estimate of the difference between the amounts we pay to GS&Co. or an affiliate and the amounts GS&Co. or an affiliate pays to us in connection with your notes as described further under "Supplemental Plan of Distribution (Conflicts of Interest)" on P-51. We pay to GS&Co. or an affiliate amounts based on what we would pay to holders of a non-structured note with a similar maturity. In return for such payment, GS&Co. or an affiliate pays to us the amounts we owe under your notes.

The price at which GS&Co. will make a market in the notes (if it makes a market, which it is not obligated to do), and the value of your notes shown on your account statement, will be based on pricing models and variables similar to those used in determining the estimated value on the pricing date. The value of your notes at any time will reflect many factors and cannot be predicted; however, the price (not including GS&Co.'s customary bid and ask spreads) at which GS&Co. would initially buy or sell notes (if it makes a market, which it is not obligated to do) and the value that GS&Co. will initially use for account statements and otherwise is equal to approximately the estimated value of your notes on the pricing date, plus an additional amount (initially equal to $12.00 per $1,000 principal amount). Prior to June 16, 2017, the price (not including GS&Co.'s customary bid and ask spreads) at which GS&Co. would buy or sell your notes (if it makes a market, which it is not obligated to do) will equal approximately the sum of (a) the then-current estimated value of your notes (as determined by reference to GS&Co.'s pricing models) plus (b) any remaining additional amount (the additional amount will decline to zero on a straight-line basis from the time of pricing through approximately June 15, 2017). On and after June 16, 2017, the price (not including GS&Co.'s customary bid and ask spreads) at which GS&Co. would buy or sell your notes (if it makes a market) will equal approximately the then-current estimated value of your notes determined by reference to such pricing models.

We urge you to read the "Additional Risk Factors" beginning on page P-10 of this pricing supplement.

Summary

The information in this "Summary" section is qualified by the more detailed information set forth in this pricing supplement, the product prospectus supplement and the prospectus.

Issuer:	The Toronto-Dominion Bank ("TD")
Issue:	Senior Debt Securities
Type of Note:	Buffered Digital Basket-Linked Notes (the "Notes")
Term:	Approximately 19 months
Basket:	An unequally weighted basket comprised of the ordinary shares of the 25 companies (each, a "Basket Component") included in the Index:

Bloomberg Ticker	Basket Component	Primary Exchange	Weight in the Index on February 6, 2017	Component Weighting**	Initial Basket Component Prices (EUR)*
ABN NA	ABN AMRO Group N.V.	Euronext Amsterdam	1.403%	4.12986%	23.900
ACA FP	Credit Agricole S.A.	Euronext Paris	3.264%	5.00000%	12.350
BAMI IM	Banco BPM S.p.A.	Borsa Italiana	0.859%	2.52861%	2.668
BBVA SQ	Banco Bilbao Vizcaya Argentaria, S.A.	Sociedad de Bolsas (SIBE)	8.960%	5.00000%	7.056
BKIA SQ	Bankia S.A.	Sociedad de Bolsas (SIBE)	0.847%	2.49211%	1.062
BKIR ID	Bank of Ireland	Irish Stock Exchange	1.541%	4.53643%	0.241
BKT SQ	Bankinter, S.A.	Sociedad de Bolsas (SIBE)	1.066%	3.13832%	7.551
BNP FP	BNP Paribas S.A.	Euronext Paris	14.963%	5.00000%	60.690
BPE IM	BPER Banca S.p.A.	Borsa Italiana	0.558%	1.64276%	4.720
CABK SQ	CaixaBank S.A.	Sociedad de Bolsas (SIBE)	2.421%	5.00000%	3.869
CBK GY	Commerzbank AG	XETRA	1.868%	5.00000%	8.415
DBK GY	Deutsche Bank AG	XETRA	5.683%	5.00000%	18.130
EBS AV	Erste Group Bank AG	Vienna Stock Exchange	1.928%	5.00000%	30.620
GLE FP	Societe Generale SA	Euronext Paris	8.059%	5.00000%	47.120
INGA NA	ING Groep N.V.	Euronext Amsterdam	11.790%	5.00000%	14.420
ISP IM	Intesa Sanpaolo S.p.A.	Borsa Italiana	7.001%	5.00000%	2.472
KBC BB	KBC Group NV	Euronext Brussels	3.498%	5.00000%	63.560
KN FP	Natixis S.A.	Euronext Paris	1.110%	3.26697%	5.667
MB IM	Mediobanca SpA	Borsa Italiana	1.046%	3.07885%	8.410
POP SQ	Banco Popular Espanol, S.A.	Sociedad de Bolsas (SIBE)	0.718%	2.11439%	0.922
RBI AV	Raiffeisen Bank International AG	Vienna Stock Exchange	0.541%	1.59242%	22.155
SAB SQ	Banco de Sabadell S.A.	Sociedad de Bolsas (SIBE)	1.691%	4.97832%	1.654
SAN SQ	Banco Santander S.A.	Sociedad de Bolsas (SIBE)	16.978%	5.00000%	5.635
UBI IM	Unione di Banche Italiane S.p.A.	Borsa Italiana	0.611%	1.79938%	3.362
UCG IM	UniCredit S.p.A.	Borsa Italiana	1.597%	4.70159%	14.600

* With respect to each Basket Component, its Closing Price on the Pricing Date.

**Determined by the Calculation Agent as described under "Information Regarding the Basket and the Basket Components—Basket Components". Component Weightings may not add up to 100% due to rounding.

Index:	The EURO STOXX® Banks Index (Bloomberg Ticker: SX7E Index)
Basket Component Issuer:	The issuer of a Basket Component
CUSIP / ISIN:	89114QZN1 / US89114QZN14
Agents:	TD Securities (USA) LLC ("TDS") and Goldman, Sachs & Co. ("GS&Co.")
Currency:	U.S. Dollars
Minimum Investment:	$1,000 and minimum denominations of $1,000 in excess thereof
Principal Amount:	$1,000 per Note; $ 16,590,000 in the aggregate for all the offered Notes; the aggregate principal amount of the offered Notes may be increased if the Issuer, at its sole option, decides to sell an additional amount of the offered Notes on a date subsequent to the date of the final pricing supplement.
Pricing Date:	March 16, 2017
Issue Date:	March 23, 2017
Valuation Date:	October 16, 2018, subject to postponement for market and other disruptions, as described in "—Final Basket Component Price" below.
Maturity Date:	October 19, 2018, subject to postponement for market and other disruptions, as described under "General Terms of the Notes—Maturity Date" on page PS-23 in the product prospectus supplement and in "—Final Basket Component Price" below.
Payment at Maturity:	For each $1,000 principal amount of the Notes, we will pay you on the Maturity Date an amount in cash equal: - if the Final Basket Level is *greater than or equal to* the Initial Basket Level, the sum of (i) $1,000 *plus* (ii) the product of (a) $1,000 *times* (b) the Digital Return; - if the Final Basket Level is *less than* the Initial Basket Level but *greater than or equal to* the Buffer Level, $1,000; or - if the Final Basket Level is *less than* the Buffer Level, the sum of (i) $1,000 *plus* (ii) the product of (a) $1,000 *times* (b) the Downside Multiplier *times* (c) the sum of the Percentage Change *plus* the Buffer Percentage **If the Final Basket Level is less than the Buffer Level, investors will receive less than the principal amount of the Notes at maturity and may lose their entire principal amount.**
Digital Return:	22.60%. Because the potential return on the Notes is limited to the Digital Return, the maximum Payment at Maturity will be $1,226.00.
Buffer Percentage:	10.00%
Buffer Level:	90.00% of the Initial Basket Level

Downside Multiplier:	The quotient of the Initial Basket Level *divided* by the Buffer Level, which equals approximately 111.11%
Percentage Change:	The quotient of (1) the Final Basket Level *minus* the Initial Basket Level *divided* by (2) the Initial Basket Level, expressed as a percentage.
Initial Basket Level:	100
Final Basket Level:	100 × [1 + (the sum of the products of the Basket Component Return for each Basket Component *multiplied* by its Component Weighting)]
Basket Component Return:	With respect to each Basket Component: $$\frac{\text{Final Basket Component Price - Initial Basket Component Price}}{\text{Initial Basket Component Price}}$$
Initial Basket Component Price:	With respect to each Basket Component, its Closing Price on the Pricing Date, as shown in the table above, subject to adjustment as provided under "General Terms of the Notes—Anti-Dilution Adjustments" on page PS-27 in the product prospectus supplement and on page P-7 herein under "Anti-Dilution Adjustments".
Final Basket Component Price:	With respect to each Basket Component, its Closing Price on the Valuation Date, subject to adjustment as provided under "General Terms of the Notes—Anti-Dilution Adjustments" on page PS-27 in the product prospectus supplement and on page P-7 herein under "Anti-Dilution Adjustments".
	If the originally scheduled Valuation Date is not a Trading Day with respect to a Basket Component or a market disruption event with respect to a Basket Component occurs or is continuing on the originally scheduled Valuation Date, the Final Basket Component Price for that Basket Component will be its Closing Price on the first Trading Day for such Basket Component following the originally scheduled Valuation Date on which the Calculation Agent determines that a market disruption event does not occur or is not continuing. If a market disruption event with respect to such Basket Component occurs or is continuing on each Trading Day to and including the tenth Trading Day following the originally scheduled Valuation Date, the Final Basket Component Price for that Basket Component will be determined by the Calculation Agent on that day, regardless of whether such day is a Trading Day or the occurrence or continuation of a market disruption event on that day. For the avoidance of doubt, if the originally scheduled Valuation Date is a Trading Day and no market disruption event exists on that day with respect to a Basket Component, the determination of that Basket Component's Final Basket Component Price will be made on the originally scheduled Valuation Date, irrespective of the non-Trading Day status or the existence of a market disruption event with respect to any other Basket Component. For definition of a market disruption event, see "General Terms of the Notes—Market Disruption Events" beginning on page PS-25 of the product prospectus supplement. If the originally scheduled Valuation Date is postponed due to a non-Trading Day or a market disruption event for any Basket Component, the Maturity Date will be postponed to the third Business Day after the postponed Valuation Date.
Closing Price of a Basket Component:	With respect to each Basket Component, on any Trading Day, the official Closing Price of that Basket Component as quoted on the Primary Exchange.
Business Day:	Any day that is a Monday, Tuesday, Wednesday, Thursday or Friday that is neither a legal holiday nor a day on which banking institutions are authorized or required by law to close in New York City or Toronto.
Trading Day:	A Trading Day with respect to a Basket Component means a day on which the Primary Exchange is scheduled to be open for trading.

U.S. Tax Treatment:	By purchasing a Note, each holder agrees, in the absence of a statutory, regulatory, administrative or judicial ruling to the contrary, to characterize the Notes, for U.S. federal income tax purposes, as pre-paid derivative contracts with respect to the Basket. Based on certain factual representations received from us, in the opinion of our special U.S. tax counsel, Cadwalader, Wickersham & Taft LLP, it is reasonable to treat the Notes in the manner described above. However, because there is no authority that specifically addresses the tax treatment of the Notes, it is possible that your Notes could alternatively be treated for tax purposes as a single contingent payment debt instrument, or pursuant to some other characterization, such that the timing and character of your income from the Notes could differ materially from the treatment described above. Please see the discussion below under "Supplemental Discussion of U.S. Federal Income Tax Consequences".
Canadian Tax Treatment:	Please see the discussion below under "Supplemental Discussion of Canadian Federal income Tax Consequences," which applies to the Notes.
Calculation Agent:	TD
Listing:	The Notes will not be listed on any securities exchange.
Clearance and Settlement:	DTC global (including through its indirect participants Euroclear and Clearstream, Luxembourg) as described under "Forms of the Debt Securities" and "Book-Entry Procedures and Settlement" in the prospectus.

Additional Terms of Your Notes

You should read this pricing supplement together with the prospectus, as supplemented by the product prospectus supplement, relating to our Senior Debt Securities, of which these Notes are a part. Capitalized terms used but not defined in this pricing supplement will have the meanings given to them in the product prospectus supplement. In the event of any conflict the following hierarchy will govern: first, this pricing supplement; second, the product prospectus supplement; and last, the prospectus. ***The Notes vary from the terms described in the product prospectus supplement in several important ways. You should read this pricing supplement carefully.***

This pricing supplement, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in "Additional Risk Factors" beginning on page P-10 of this pricing supplement, "Additional Risk Factors Specific to the Notes" beginning on page PS-5 of the product prospectus supplement and "Risk Factors" on page 1 of the prospectus, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes. You may access these documents on the Securities and Exchange Commission (the "SEC") website at www.sec.gov as follows (or if that address has changed, by reviewing our filings for the relevant date on the SEC website):

- Prospectus dated June 30, 2016:
  http://www.sec.gov/Archives/edgar/data/947263/000119312516638441/d162493d424b3.htm

- Product Prospectus Supplement MLN-ES-ETF-1 dated July 8, 2016:
  http://www.sec.gov/Archives/edgar/data/947263/000089109216016045/e70441_424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 0000947263. As used in this pricing supplement, the "Bank," "we," "us," or "our" refers to The Toronto-Dominion Bank and its subsidiaries. Alternatively, The Toronto-Dominion Bank, any agent or any dealer participating in this offering will arrange to send you the product prospectus supplement and the prospectus if you so request by calling 1-855-303-3234.

Anti-Dilution Adjustments

The section "General Terms of the Notes—Anti-Dilution Adjustments—Reorganization Events" in the product prospectus supplement is replaced in its entirety with the following:

Reorganization Events

Each of the following is a Reorganization Event with respect to a Basket Component:
1. a Basket Component is reclassified or changed;
2. the issuer of a Basket Component has been subject to a merger, consolidation or other combination and either is not the surviving entity or is the surviving entity but all the outstanding shares are exchanged for or converted into other property;
3. a statutory share exchange involving the outstanding shares and the securities of another entity occurs, other than as part of an event described in the two bullet points above;
4. the issuer of a Basket Component sells or otherwise transfers its property and assets as an entirety or substantially as an entirety to another entity;
5. the issuer of a Basket Component effects a spin-off—that is, issues to all holders of a Basket Component equity securities of another issuer, other than as part of an event described in the four bullet points above;
6. the issuer of a Basket Component is liquidated, dissolved or wound up or is subject to a proceeding under any applicable bankruptcy, insolvency or other similar law; or
7. another entity completes a tender or exchange offer for all of the outstanding shares of the issuer of a Basket Component.

If a Reorganization Event occurs except in the case of 1 or 5 above, (i) the Calculation Agent will remove the affected Basket Component from the Basket and (ii) the distribution property distributed in respect of the affected Basket Component will be valued and deemed to be reinvested in the remaining Basket Components *pro rata* based on the Closing Prices of the remaining Basket Components on the day before the Reorganization Event becomes effective (the "Reinvestment Date"). The Calculation Agent will compute the Basket Component Return for the reinvested portion by valuing the return on the affected Basket Component to the Reinvestment Date and the return on the pro-rata reinvested portion in each Basket Component based on the relevant return of that Basket Component after the Reinvestment Date to the Valuation Date.

If a Reorganization Event described above under 1 or 5 occurs, the Calculation Agent will determine the Closing Price of the affected Basket Component on the Valuation Date by valuing the relevant distribution property.

The section "General Terms of the Notes—Anti-Dilution Adjustments—Extraordinary Dividends" in the product prospectus supplement is replaced in its entirety with the following:

Extraordinary Dividends

Any distribution or dividend on a Basket Component determined by the Calculation Agent to be a distribution or dividend that is not in the ordinary course of the applicable Basket Component Issuer's historical dividend practices will be deemed to be an extraordinary dividend (an "Extraordinary Dividend"). The Calculation Agent will determine if the dividend is an Extraordinary Dividend and, if so, the amount of the Extraordinary Dividend. Each outstanding share of the applicable Basket Component will be worth less as a result of an Extraordinary Dividend.

The value of any Extraordinary Dividend will be deemed to be reinvested in the Basket Components pro rata based on the Closing Prices of the Basket Components on the day before the ex-dividend date.

The ex-dividend date for any dividend or other distribution with respect to a Basket Component is the first day on which such Basket Component trades without the right to receive that dividend or other distribution.

The Extraordinary Dividend amount with respect to an Extraordinary Dividend for an affected Basket Component equals:

- for an Extraordinary Dividend that is paid in lieu of an ordinary quarterly dividend, the amount of the Extraordinary Dividend per share of the applicable Basket Component minus the amount per share of the immediately preceding dividend, if any, that was not an Extraordinary Dividend for such Basket Component; or

- for an Extraordinary Dividend that is not paid in lieu of an ordinary quarterly dividend, the amount per share of the Extraordinary Dividend.

To the extent an Extraordinary Dividend is not paid in cash, the value of the non-cash component will be determined by the Calculation Agent. A distribution on a Basket Component that is an Extraordinary Dividend and also (i) payable in shares, (ii) an issuance of transferable rights or warrants or (iii) a spin-off event, will result in an adjustment as described under "Share Splits and Share Dividends" on page P-8 herein, "Transferable Rights and Warrants" on page P-9 herein and "—Reorganization Events" on page P-7 herein, respectively.

The section "General Terms of the Notes—Anti-Dilution Adjustments—Share Splits and Share Dividends" in the product prospectus supplement is replaced in its entirety with the following:

Share Splits and Share Dividends

A share split is an increase in the number of a corporation's outstanding shares without any change in its shareholders' equity. When a corporation pays a share dividend, it issues additional shares of its share to all holders of its outstanding shares in proportion to the shares they own. Each outstanding share will be worth less as a result of a share split or share dividend.

If a Basket Component is subject to a share split, then the calculation agent will adjust the Initial Basket Component Price of the applicable Basket Component by dividing the prior Initial Basket Component Price — that is, the Initial Basket Component Price before the share split — by the number equal to: (1) the number of shares of the applicable Basket Component outstanding immediately after the share split becomes effective; divided by (2) the number of shares of such Basket Component outstanding immediately before the share split becomes effective. The Initial Basket Component Price will not be adjusted, however, unless the first day on which the affected Basket Component trades without the right to receive the share split occurs after the Pricing Date and on or before the Valuation Date.

The value of any Extraordinary Dividend payable in shares will be determined by the Calculation Agent and will be deemed to be reinvested in the Basket Components pro rata based on the Closing Prices of the Basket Components on the day before the ex-dividend date.

The section "General Terms of the Notes—Anti-Dilution Adjustments—Transferable Rights and Warrants" in the product prospectus supplement is replaced in its entirety with the following:

Transferable Rights and Warrants

If a Basket Component Issuer issues transferable rights or warrants to all holders of such Basket Component to subscribe for or purchase the applicable Basket Component, then the Calculation Agent will generally increase the weighting of the affected Basket Component and correspondingly generally reduce the weightings of the non-affected Basket Components and make an adjustment to the Basket Component Return of the affected Basket Component to account for such corporate action.

Delisting or Suspension of Trading

If a Basket Component is delisted or trading of such Basket Component is suspended on the primary exchange for such Basket Component, and is not immediately re-listed or approved for trading on a successor exchange, then the Calculation Agent will deem the Closing Price of the Basket Component on the day immediately prior to its delisting or suspension to be the value of such Basket Component and such value will be deemed to be reinvested in the remaining Basket Components pro rata based on the Closing Prices of the remaining Basket Components on the day before the delisting or suspension becomes effective.

In each of "—Extraordinary Dividends", "—Share Splits and Share Dividends" and "—Delisting or Suspension of Trading" above, the Calculation Agent will generally increase the weighting of the non-affected Basket Components and correspondingly generally reduce the weighting of the affected Basket Component. The Calculation Agent will also compute the Basket Component Return for the reinvested portion by valuing the return on the pro-rata reinvested portion in each Basket Component based on the relevant return of that Basket Component after the Reinvestment Date to the Valuation Date. Except as otherwise specified under the applicable section, the Calculation Agent will also adjust the Initial Basket Component Price for purposes of computing the return on the affected Basket Component for the above events.

ADDITIONAL RISK FACTORS

The Notes involve risks not associated with an investment in conventional debt securities. This section describes the most significant risks relating to the terms of the Notes. For additional information as to these risks, please see "Additional Risk Factors Specific to the Notes" beginning on page PS-4 in the product prospectus supplement and "Risk Factors" on page 1 in the prospectus.

You should carefully consider whether the Notes are suited to your particular circumstances before you decide to purchase them. Accordingly, prospective investors should consult their investment, legal, tax, accounting and other advisors as to the risks entailed by an investment in the Notes and the suitability of the Notes in light of their particular circumstances.

Principal at Risk.

Investors in the Notes could lose their entire principal amount if there is a decline in the level of the Basket by more than the Buffer Percentage. If the Final Basket Level is less than the Initial Basket Level by more than 10.00%, you will lose a portion of each $1,000 principal amount equal to the Downside Multiplier *multiplied* by the sum of the negative Percentage Change *plus* the Buffer Percentage *times* $1,000. Specifically, you will lose approximately 1.1111% of the principal amount of each of your Notes for every 1% that the Final Basket Level is less than the Initial Basket Level in excess of the Buffer Percentage and you may lose your entire principal amount.

The Notes Do Not Pay Interest and Your Return on the Notes May Be Less Than the Return on Conventional Debt Securities of Comparable Maturity.

There will be no periodic interest payments on the Notes as there would be on conventional fixed-rate or floating-rate debt securities having the same term. The return that you will receive on the Notes, which could be negative, may be less than the return you could earn on other investments. Even if your return is positive, your return may be less than the return you would earn if you bought a conventional senior interest bearing debt security of TD.

Your Potential Return on the Notes Is Fixed and Limited to the Digital Return and You Will Not Participate in Any Appreciation in the Level of the Basket.

Your potential return on the Notes is fixed as of the Pricing Date and is limited to the Digital Return, which you will receive only if the Final Basket Level is equal to or greater than the Initial Basket Level. The Notes do not provide for any participation in the positive performance of the Basket no matter how much the level of the Basket may rise beyond the Initial Basket Level over the life of your Notes. Therefore, an investment in the Notes could be significantly less than a hypothetical direct investment in the Basket.

Changes in the Price of One Basket Component May Be Offset by Changes in the Price of the Other Basket Components.

A change in the price of one Basket Component may not correlate with changes in the prices of the other Basket Components. The price of one or more Basket Components may increase, while the price of one or more other Basket Components may not increase as much, or may even decrease. Therefore, in determining the price of the Basket as of any time, increases in the price of one Basket Component may be moderated, or wholly offset, by lesser increases or decreases in the price of one or more other Basket Components. Because the weightings of the Basket Components are not equal, the performances of the Basket Components with higher Component Weightings will have a significantly larger impact on your return on the Notes than the performance of the Basket Components with lower Component Weightings.

The Method of Selecting the Basket Components May Not Result in a Positive Percentage Change.

The Basket consists of the ordinary shares of the 25 companies included in the Index on February 6, 2017 as described under "Information Regarding the Basket and the Basket Components" on page P-22 of this pricing supplement. The Calculation Agent capped the weight of any Basket Component that was weighted at more than 5% in the Index at 5%, and distributed the excess weight to each of the other non-capped Basket Components pro rata according to their weights in the Index. The Calculation Agent repeated this reweighting process iteratively until no Basket Component was weighted more than 5%, and the Component Weightings were thus established. There can be no assurance that the methodology used to select and determine the Component Weightings of the Basket Components will result in a positive Percentage Change. In fact, consideration of the likelihood of an increase in the prices of the Basket Components during the term of your Notes was not part of the selection process. If the Percentage Change is negative and below -10%, you will lose a portion of your investment in the Notes and may lose your entire investment depending on the performance of the Basket. A Basket Component selected using different criteria may result in a higher Percentage Change and therefore a higher likelihood of receiving the Digital Return at maturity.

The Basket Is Static and Was Selected Using Data as of February 6, 2017, Not as of the Pricing Date.

The Basket is static, meaning that the Basket Components will not change even if the Index constituents change; for example, if a stock is removed from the Index because it becomes a small capitalization stock or if a new stock is added to the Index. In addition, because the Component Weightings of the Basket Components were established using data as of February 6, 2017, the weightings have not been updated as of the Pricing Date and will not reflect any changes in weightings of the stocks comprising the Index. As a result, there can be no assurance that the Basket will perform as well as one selected and weighted using data as of the Pricing Date or one selected and weighted using a different date.

The Basket and the Index From Which the Basket Components Are Selected Are Different and the Performance of the Basket May Not Correlate with the Performance of the Index.

The Basket reweights the 25 stocks that comprise the Index. The Component Weightings will be different from the weightings of the Index constituents. Therefore, while the Basket will be comprised of the stocks in the Index, the performance of the Basket will not necessarily follow the performance of the Index, and consequently, the return on the Notes will not be the same as investing directly in an index fund, in the Index or in the Index constituents, and will not be the same as investing in a debt security with a payment at maturity linked to the performance of the Index. In fact, there is a risk that the performance of the Basket may be significantly worse than the performance of the Index.

The Calculation Agent May be Required to Remove a Basket Component if the Existing Basket Component Experiences Certain Corporate Events.

Each Basket Component was selected on February 6, 2017 for the Notes. If a reorganization event with respect to a Basket Component or a Basket Component Issuer occurs during the life of your Notes, the Calculation Agent may remove such Basket Component as described herein under "Anti-Dilution Adjustments". The removal of any Basket Component may have an adverse impact on the value of the Basket.

Investors Are Subject to TD's Credit Risk, and TD's Credit Ratings and Credit Spreads May Adversely Affect the Market Value of the Notes.

Although the return on the Notes will be based on the performance of the Basket, the payment of any amount due on the Notes is subject to TD's credit risk. The Notes are TD's unsecured debt obligations. Investors are dependent on TD's ability to pay all amounts due on the Notes on the Maturity Date, and, therefore, investors are subject to the credit risk of TD and to changes in the market's view of TD's creditworthiness. Any decrease in TD's credit ratings or increase in the credit spreads charged by the market for taking TD's credit risk is likely to adversely affect the market value of the Notes.

The Agent Discount, Offering Expenses and Certain Hedging Costs Are Likely to Adversely Affect Secondary Market Prices.

Assuming no changes in market conditions or any other relevant factors, the price, if any, at which you may be able to sell the Notes will likely be lower than the public offering price. The public offering price includes, and any price quoted to you is likely to exclude, the underwriting discount paid in connection with the initial distribution, offering expenses as well as the cost of hedging our obligations under the Notes. In addition, any such price is also likely to reflect dealer discounts, mark-ups and other transaction costs, such as a discount to account for costs associated with establishing or unwinding any related hedge transaction. In addition, if the dealer from which you purchase Notes, or one of its affiliates, is to conduct hedging activities for us in connection with the Notes, that dealer, or one of its affiliates, may profit in connection with such hedging activities and such profit, if any, will be in addition to the compensation that the dealer receives for the sale of the Notes to you. You should be aware that the potential for the dealer or one of its affiliates to earn fees in connection with hedging activities may create a further incentive for the dealer to sell the Notes to you in addition to the compensation they would receive for the sale of the Notes.

There May Not Be an Active Trading Market for the Notes — Sales in the Secondary Market May Result in Significant Losses.

There may be little or no secondary market for the Notes. The Notes will not be listed on any securities exchange. TDS, GS&Co. and our or their respective affiliates may make a market for the Notes; however, they are not required to do so. TDS, GS&Co. and our or their respective affiliates may stop any market-making activities at any time. Even if a secondary market for the Notes develops, it may not provide significant liquidity or trade at prices advantageous to you. We expect that transaction costs in any secondary market would be high. As a result, the difference between bid and ask prices for your Notes in any secondary market could be substantial.

If you sell your Notes before the Maturity Date, you may have to do so at a substantial discount from the public offering price irrespective of the prices of the Basket Components and, as a result, you may suffer substantial losses.

If the Price of the Basket Components Change, the Market Value of Your Notes May Not Change in the Same Manner.

Your Notes may trade quite differently from the performance of the Basket Components. Changes in the Closing Prices of the Basket Components may not result in a comparable change in the market value of your Notes. Even if the Closing Prices of the Basket Components increase above the Initial Basket Component Prices during the life of the Notes, the market value of your Notes may not increase by the same amount and could decline.

The Payment at Maturity Is Not Linked to the Closing Prices of the Basket Components at Any Time Other than the Valuation Date.

The Final Basket Level will be based on the Closing Prices of the Basket Components on the Valuation Date (subject to adjustment as described elsewhere in this pricing supplement). Therefore, if the Closing Prices of the Basket Components dropped to a level that is less than the Buffer Level on the Valuation Date, you would not receive the Digital Return and would not receive your full principal amount, resulting in a Payment at Maturity that would be significantly less than it would have been had the Payment at Maturity been linked to the Closing Prices of the Basket Components prior to such drop in the Closing Prices of the Basket Components. Although the actual Closing Prices of the Basket Components on the Maturity Date or at other times during the life of your Notes may be higher than their prices on the Valuation Date, you will not benefit from the Closing Prices of the Basket Components at any time other than on the Valuation Date.

We May Sell an Additional Aggregate Principal Amount of the Notes at a Different Public Offering Price.

At our sole option, we may decide to sell an additional aggregate principal amount of the Notes subsequent to the date of this pricing supplement. The public offering price of the Notes in the subsequent sale may differ substantially (higher or lower) from the original public offering price you paid as provided on the cover of this pricing supplement.

If You Purchase Your Notes at a Premium to Principal Amount, the Return on Your Investment Will Be Lower Than the Return on Notes Purchased at Principal Amount and the Impact of Certain Key Terms of the Notes Will be Negatively Affected.

The Payment at Maturity will not be adjusted based on the public offering price you pay for the Notes. If you purchase Notes at a price that differs from the principal amount of the Notes, then the return on your investment in such Notes held to the Maturity Date will differ from, and may be substantially less than, the return on Notes purchased at principal amount. If you purchase your Notes at a premium to principal amount and hold them to the Maturity Date, the return on your investment in the Notes will be lower than it would have been had you purchased the Notes at principal amount or a discount to principal amount. In addition, the impact of the Buffer Level and the Digital Return on the return on your investment will depend upon the price you pay for your Notes relative to principal amount. For example, if you purchase your Notes at a premium to principal amount, the Digital Return will only permit a lower positive return on your investment in the Notes than would have been the case for Notes purchased at principal amount or a discount to principal amount. Similarly, if the Final Basket Level is less than the Buffer Level, you will realize a greater percentage decrease in your investment in the Notes than would have been the case for Notes purchased at principal amount or a discount to principal amount.

You Have No Shareholder Rights or Rights to Receive any Basket Components.

As a holder of the Notes, your potential return is limited to the Digital Return and you will not participate in any appreciation of the Basket or the Basket Components. Additionally, you will not have voting rights or rights to receive ordinary cash dividends or other distributions or other rights that holders of the Basket Components would have, and neither the Final Basket Component Prices or the Final Basket Level will reflect any ordinary dividends paid on the Basket Components.

The Basket Components Are Concentrated in One Sector.

All of the Basket Components are issued by European companies in the banks sector. Although an investment in the Notes will not give holders any ownership or other direct interests in the Basket Components, the return on an investment in the Notes will be subject to certain risks associated with an investment in European companies in the banks sector, including those discussed below. Accordingly, by investing in the Notes, you will not benefit from the diversification which could result from an investment linked to companies that operate in multiple sectors.

Adverse Conditions in the Banks Sector May Reduce Your Return on the Notes.

All of the Basket Components are issued by European companies whose primary lines of business are directly associated with the banks sector. The profitability of these companies is largely dependent on the availability and cost of capital funds, and can fluctuate significantly, particularly when market interest rates change. Credit losses resulting from financial difficulties of these companies' customers can negatively impact the sector. In addition, adverse economic, business, or political developments affecting the European and international markets could have a major effect on the prices of the

Basket Components. As a result of these factors, the value of the Notes may be subject to greater volatility and be more adversely affected by economic, political, or regulatory events relating to the banks sector.

Economic Conditions Have Adversely Impacted the Stock Prices of Many Companies in the Banks Sector, and May Do So During the Term of the Notes.

In recent years, economic conditions in Europe have resulted, and may continue to result, in significant losses among many companies that operate in the banks sector. These conditions have also resulted, and may continue to result, in a high degree of volatility in the stock prices of European financial institutions, and substantial fluctuations in the profitability of these companies. Many European bank companies have experienced substantial decreases in the value of their assets, or taken action to raise capital (including the issuance of debt or equity securities). Further, companies in this sector have been subject to unprecedented government actions and regulation, which may limit the scope of their operations and, in turn, result in a decrease in value of these companies. Any of these factors may have an adverse impact on prices of the Basket Components. As a result, the level of the Basket may be adversely affected by economic, political, or regulatory events affecting the European banks sector or one of the subsets of that sector. This in turn could adversely impact the market value of the Notes and decrease the Payment at Maturity.

Your return on the Notes may be affected by exchange rate movements and other factors affecting the international securities markets, specifically changes in the European markets. The European markets are and have been undergoing severe financial stress, and the political, legal and regulatory ramifications are impossible to predict. Changes in the European markets could adversely affect the performance of the Basket and, consequently, the value of the Notes.

The Business Activities of the Issuer or its Affiliates or GS&Co. or its Affiliates May Create Conflicts of Interest.

We, GS&Co. and our or their respective affiliates expect to engage in trading activities related to the Basket or one or more Basket Components or the Index that are not for the account of holders of the Notes or on their behalf. These trading activities may present a conflict between the holders' interests in the Notes and the interests we, GS&Co., and our or their respective affiliates will have in their proprietary accounts, in facilitating transactions, including options and other derivatives transactions, for their customers and in accounts under their management. These trading activities, if they influence the price of a Basket Component, could be adverse to the interests of the holders of the Notes. We, GS&Co. and one or more of our or their respective affiliates may, at present or in the future, engage in business with the Basket Component Issuers, including making loans to or providing advisory services. These services could include investment banking and merger and acquisition advisory services. These activities may present a conflict between our or one or more of our affiliates' obligations and your interests as a holder of the Notes. Moreover, we, GS&Co. and our or their respective affiliates may have published, and in the future expect to publish, research reports with respect to most or even all of the Basket Components. This research is modified from time to time without notice and may express opinions or provide recommendations that are inconsistent with purchasing or holding the Notes. Even if we or our affiliates or GS&Co. or its affiliates provides research that expresses a negative opinion about one or more of the Basket Components, or if market conditions in the finance sector or otherwise change, the composition of the Basket will not change during the term of the Notes (except under the limited circumstances described below). Any of these activities by us, GS&Co., or one or more of our or their respective affiliates may affect the prices of the Basket Components and, therefore, the market value of the Notes.

Trading Activities by TD, the Agents and Their Respective Affiliates May Adversely Affect the Market Value of the Notes.

TD, GS&Co. and our or their respective affiliates may hedge our obligations under the Notes by purchasing securities, futures, options or other derivative instruments with returns linked or related to changes in the level of the Basket or prices of the Basket Components or the Index, and we or they may adjust these hedges by, among other things, purchasing or selling securities, futures, options or other derivative instruments at any time. It is possible that we, GS&Co. or one or more of our or their respective affiliates could receive substantial returns from these hedging activities while the market value of the Notes declines. We, GS&Co. or one or more of our or their respective affiliates may also issue or underwrite other securities or financial or derivative instruments with returns linked or related to changes in the performance of the Basket or the Basket Components.

These trading activities may present a conflict between the holders' interest in the Notes and the interests we, GS&Co. and our or their respective affiliates will have in our or their proprietary accounts, in facilitating transactions, including options and other derivatives transactions, for our or their customers' accounts and in accounts under our or their management. These trading activities could be adverse to the interests of the holders of the Notes.

The Estimated Value of Your Notes at the Time the Terms of Your Notes Are Set on the Pricing Date Is Less Than the Public Offering Price of Your Notes.

The public offering price for your Notes exceeds the estimated value of your Notes at the time the terms of your Notes are set on the Pricing Date. This estimated value is set forth under "Additional Information Regarding Estimated Value of the

Notes" on page P-2 of this pricing supplement. As discussed in such section, the pricing models that are used to determine the estimated value of your Notes consider our credit spreads. After the Pricing Date, the estimated value will be affected by changes in market conditions, our creditworthiness and other relevant factors as further described under "Additional Information Regarding Estimated Value of the Notes" on page P-2 of this pricing supplement.

The Value of the Notes Shown in Your GS&Co. Account Statements and the Price at Which GS&Co. Would Buy or Sell Your Notes (if GS&Co. Makes a Market, Which It is Not Obligated to Do) Will Be Based on the Estimated Value of Your Notes.

The price at which GS&Co. would initially buy or sell your Notes (if GS&Co. makes a market, which it is not obligated to do), and the value that GS&Co. will initially use for account statements and otherwise, exceeds the estimated value of your Notes as determined by reference to GS&Co.'s pricing models and taking into account TD's credit spreads. As agreed by GS&Co., this excess (i.e., the additional amount described under "Additional Information Regarding Estimated Value of the Notes") will decline to zero on a straight line basis over the period from the date hereof through the applicable date set forth above under "Additional Information Regarding Estimated Value of the Notes" on page P-2 of this pricing supplement. Thereafter, if GS&Co. buys or sells your Notes, it will do so at prices that reflect the estimated value at that time determined by reference to pricing models and taking into account variables similar to those used in determining the estimated value on the Pricing Date. The price at which GS&Co. will buy or sell your Notes at any time also will reflect its then current bid and ask spread for similar sized trades of structured notes.

In estimating the value of your Notes at the time the terms of your Notes are set on the Pricing Date, as disclosed under "Additional Information Regarding Estimated Value of the Notes" on page P-2 of this pricing supplement, the pricing models consider certain variables, including principally TD's credit spreads, interest rates (forecasted, current and historical rates), volatility, price-sensitivity analysis and the time to maturity of the Notes. These pricing models rely in part on certain assumptions about future events, which may prove to be incorrect. As a result, the actual value you would receive if you sold your Notes in the secondary market, if any, to others may differ, perhaps materially, from the estimated value of your Notes determined by reference to GS&Co.'s models due to, among other things, any differences in pricing models or assumptions used by others.

In addition to the factors discussed above, the value and quoted price of your Notes at any time will reflect many factors and cannot be predicted. If GS&Co. makes a market in the Notes, the price quoted by GS&Co. would reflect any changes in market conditions and other relevant factors, including any deterioration in TD's creditworthiness or perceived creditworthiness. These changes may adversely affect the value of your Notes, including the price you may receive for your Notes in any market making transaction. To the extent that GS&Co. makes a market in the Notes, the quoted price will reflect the estimated value determined at that time using pricing models and variables similar to those used in determining the estimated value on the Pricing Date, plus or minus its then current bid and ask spread for similar sized trades of structured notes (and subject to the declining excess amount described above).

Furthermore, if you sell your Notes, you will likely be charged a commission for secondary market transactions, or the price will likely reflect a dealer discount. This commission or discount will further reduce the proceeds you would receive for your Notes in a secondary market sale.

There is no assurance that GS&Co. or any other party will be willing to purchase your Notes at any price and, in this regard, GS&Co. is not obligated to make a market in the Notes. See "—There May Not Be an Active Trading Market for the Notes — Sales in the Secondary Market May Result in Significant Losses" above.

The Temporary Price at Which GS&Co. May Initially Buy the Notes in the Secondary Market May Not Be Indicative of Future Prices of Your Notes.

Assuming that all relevant factors remain constant after the Pricing Date, the price at which GS&Co. may initially buy or sell the Notes in the secondary market (if GS&Co. makes a market in the Notes, which it is not obligated to do) may exceed our estimated value of the Notes on the Pricing Date, as well as the secondary market value of the Notes, for a temporary period after the Issue Date of the Notes. The price at which GS&Co. may initially buy or sell the Notes in the secondary market may not be indicative of future prices of your Notes.

The Market Value of Your Notes May Be Influenced by Many Unpredictable Factors.

When we refer to the market value of your Notes, we mean the value that you could receive for your Notes if you chose to sell them in the open market before the Maturity Date. A number of factors, many of which are beyond our control, will influence the market value of your Notes, including:

- the prices of the Basket Components;

- the volatility – i.e., the frequency and magnitude of changes – in the level of the Basket;

- the dividend rates of the Basket Components;

- economic, financial, regulatory, political, military or other events that may affect the prices of any of the Basket Components and thus the level of the Basket;

- the correlation among the Basket Components;

- interest rate and yield rates in the market;

- the time remaining until your Notes mature;

- fluctuations in the exchange rate between currencies in which the relevant ordinary shares are quoted and traded and the U.S. dollar; and

- our creditworthiness, whether actual or perceived, and including actual or anticipated upgrades or downgrades in our credit ratings or changes in other credit measures.

These factors will influence the price you will receive if you sell your Notes before maturity, including the price you may receive for your Notes in any market-making transaction. If you sell your Notes prior to maturity, you may receive less than the principal amount of your Notes.

The future levels of the Basket cannot be predicted. The actual change in the level of the Basket over the life of the Notes, as well as the Payment at Maturity, may bear little or no relation to the hypothetical historical closing levels of the Basket or to the hypothetical examples shown elsewhere in this pricing supplement.

An Investment in the Notes Will Be Subject to Risks Associated with Non-U.S. Securities Markets.

Your Notes are linked to the ordinary shares of the 25 companies included in the Index. Investments linked to the value of non-U.S. equity securities involve particular risks. Any non-U.S. securities market may be less liquid, more volatile and affected by global or domestic market developments in a different way than are the U.S. securities market or other non-U.S. securities markets. Both government intervention in a non-U.S. securities market, either directly or indirectly, and cross-shareholdings in non-U.S. companies, may affect trading prices and volumes in that market. Also, there is generally less publicly available information about non-U.S. companies than about those U.S. companies that are subject to the reporting requirements of the SEC. Further, non-U.S. companies are subject to accounting, auditing and financial reporting standards and requirements that differ from those applicable to U.S. reporting companies.

The prices of securities are subject to political, economic, financial and social factors that are unique to such country's geographical region. These factors include: recent changes, or the possibility of future changes, in the applicable government's economic and fiscal policies; the possible implementation of, or changes in, currency exchange laws or other non-U.S. laws or restrictions applicable to non-U.S. companies or investments in non-U.S. equity securities; fluctuations, or the possibility of fluctuations, in currency exchange rates; and the possibility of outbreaks of hostility, political instability, natural disaster or adverse public health developments. Any one of these factors, or the combination of more than one of these factors, could negatively affect such non-U.S. securities market and the price of securities therein. Further, geographical regions may react to global factors in different ways, which may cause the prices of securities in a non-U.S. securities market to fluctuate in a way that differs from those of securities in the U.S. securities market or other non-U.S. securities markets. Non-U.S. economies may also differ from the U.S. economy in important respects, including growth of gross national product, rate of inflation, capital reinvestment, resources and self-sufficiency, which may have a positive or negative effect on non-U.S. securities prices.

The U.K.'s Referendum to Leave the European Union May Adversely Affect the Performance of the Basket Components.

The Basket Components are equity securities that have been issued by European Union member companies. The U.K.'s referendum on June 23, 2016 to leave the European Union, which we refer to as "Brexit," has and may continue to cause disruptions to capital and currency markets worldwide and to the markets tracked by those Basket Components in particular. The full impact of the Brexit decision, however, remains uncertain. A process of negotiation, which is likely to take a number of years, will determine the future terms of the U.K.'s relationship with the European Union. The performance of the Basket Components may be negatively affected by interest rate, exchange rate and other market and economic volatility, as well as regulatory and political uncertainty.

Your Notes Are Linked to Basket Components That Are Traded in Non-U.S. Currencies But Are Not Adjusted to Reflect Their U.S. Dollar Value, Therefore, the Return on Your Notes Will Not Be Adjusted for Changes in Exchange Rates.

Because your Notes are linked to Basket Components that are traded in non-U.S. currencies but are not adjusted to reflect their U.S. dollar value, the amount payable on your Notes at maturity will not be adjusted for changes in the applicable non-U.S. currency/U.S. dollar exchange rates. The amount payable on the Maturity Date will be based solely upon the overall change in the price of the Basket Components over the life of your Notes. Changes in exchange rates, however, may reflect changes in the economy of the countries in which the Basket Components are listed that, in turn, may affect the level of the Basket.

Your Notes are Linked to the Basket Components and Therefore the Price Movements of Those Basket Components.

Your Notes are linked to the 25 Basket Components, and the return on your Notes is therefore affected by the movements in the market prices of those Basket Components. Each Basket Component Issuer faces its own business risks and challenges, which may adversely affect the Basket Component's price. In addition, the Basket Components will not change (except as described below under "—You Will Have Limited Anti-Dilution Protection"), and your Notes will remain linked to the Basket Components even if one or more of the Basket Component Issuers is experiencing severe business risks and challenges. It is possible that large declines in the prices of one or more Basket Components could affect the Percentage Change such that you would lose a portion or your entire investment in the Notes.

If the Level of the Basket Changes, the Market Value of Your Notes May Not Change in the Same Manner.

Your Notes may trade quite differently from the performance of the Basket. Changes in the level of the Basket may not result in a comparable change in the market value of your Notes. This is because your Payment at Maturity will be based only on the Final Basket Level. If the Percentage Change is negative (i.e., the Final Basket Level is less than the Initial Basket Level) and below the Buffer Level, you could lose all or a substantial portion of your investment in the Notes. We discuss some of the reasons for this disparity under "—The Market Value of Your Notes May Be Influenced by Many Unpredictable Factors" and "—Your Potential Return on the Notes Is Limited by the Maximum Payment Amount and May Be Less Than the Return on a Direct Investment In the Basket Components" above.

As of the Date of this Pricing Supplement, There is No Actual History for the Closing Levels of the Basket.

The Payment at Maturity, if any, for each of your Notes is linked to the Percentage Change in the Basket, which will begin to be calculated on the Pricing Date. Since there will be no actual history for the closing levels of the Basket, no actual historical information about the closing levels of the Basket will be available for you to consider in making an independent investigation of the performance of the Basket, which may make it difficult for you to make an informed decision with respect to an investment in your Notes.

There Is Limited Hypothetical Historical Information About the Basket.

The Notes are linked to the performance of the Basket, which was constructed February 6, 2017. Because one of the Basket Components, ABN AMRO Group N.V. has available historical data only from November 19, 2015, through March 16, 2017, hypothetical historical closing levels of the Basket are only available for the period from November 19, 2015 through March 16, 2017. Because the hypothetical historical levels of the Basket are unavailable prior to November 19, 2015, limited hypothetical historical Basket level information will be available for you to consider in making an informed decision with respect to the Notes.

Hypothetical Past Basket Performance is No Guide to Future Performance.

The actual performance of the Basket over the life of the Notes, as well as the Payment at Maturity, may bear little relation to the hypothetical historical closing levels of the Basket (when available) or to the hypothetical return examples set forth elsewhere in this pricing supplement. The future performance of the Basket cannot be predicted.

The Return on Your Notes Will Not Reflect Any Dividends Paid on the Basket Components.

The return on your Notes will not reflect the return you would realize if you actually owned the Basket Components and received the dividends paid on those Basket Components. You will not receive any dividends that may be paid on any of the Basket Components by the Basket Component Issuers. See "—You Have No Shareholder Rights or Rights to Receive any Basket Components" below for additional information.

There is No Affiliation Between the Basket Component Issuers and Us.

We are not affiliated with the Basket Component Issuers. However, we or our affiliates may currently or from time to time in the future engage in business with the Basket Component Issuers. Nevertheless, neither we nor any of our affiliates are responsible for any Basket Component Issuer's public disclosure of information whether contained in SEC filings or otherwise. In connection with the offering of the Notes, none of us, GS&Co., or our or their respective affiliates have participated in the preparation of such documents or made any due diligence inquiry with respect to any Basket Component Issuer. You, as an investor in your Notes, should make your own investigation into the Basket Component Issuers. See "Information Regarding the Basket and the Basket Components" on page P-22 of this pricing supplement for additional information about the Basket.

No Basket Component Issuer Will Have Any Role or Responsibilities with Respect to the Notes.

None of the Basket Component Issuers will have authorized or approved the Notes, or will be involved in this offering. No such company will have any financial or legal obligation with respect to the Notes or the amounts to be paid to you, including any obligation to take our needs or your needs into consideration for any reason, including taking any corporate actions that might affect the value of the Basket Components or the Notes. No such company will receive any of the proceeds from any offering of the Notes. No Basket Component Issuer or any other company will be responsible for, or participate in, the determination or calculation of the Payment at Maturity.

There Are Potential Conflicts of Interest Between You and the Calculation Agent.

The Calculation Agent will, among other things, determine the amount of your payment on the Notes. We will serve as the Calculation Agent and may appoint a different Calculation Agent after the Issue Date without notice to you. The Calculation Agent will exercise its judgment when performing its functions and may take into consideration our ability to unwind any related hedges. Since this discretion by the Calculation Agent may affect payments on the Notes, the Calculation Agent may have a conflict of interest if it needs to make any such decision. For example, the Calculation Agent may have to determine whether a market disruption event affecting a Basket Component has occurred. This determination may, in turn, depend on the Calculation Agent's judgment whether the event has materially interfered with our ability or the ability of one of our affiliates to unwind our hedge positions. Since this determination by the Calculation Agent will affect the payment on the Notes, the Calculation Agent may have a conflict of interest if it needs to make a determination of this kind. For additional information as to the Calculation Agent's role, see "General Terms of the Notes—Role of Calculation Agent" in the product prospectus supplement.

You Will Have Limited Anti-Dilution Protection.

The Calculation Agent will adjust the Initial Basket Component Price for stock splits, reverse stock splits, stock dividends, Extraordinary Dividends and other events that affect a Basket Component, but only in the situations we describe in "General Terms of the Notes—Anti-Dilution Adjustments" in the product prospectus supplement and above under "Anti-Dilution Adjustments". The Calculation Agent will not be required to make an adjustment for every corporate event that may affect a Basket Component. Those events or other actions by the Basket Component Issuer or a third party may nevertheless adversely affect the price of a Basket Component, and adversely affect the value of your Notes.

Market Disruption Events and Adjustments.

The Maturity Date and the Valuation Date are subject to adjustment as described in the product prospectus supplement due to the occurrence of one or more market disruption events. For a description of what constitutes a market disruption event as well as the consequences of that market disruption event, see "General Terms of the Notes—Market Disruption Events" in the product prospectus supplement.

Significant Aspects of the Tax Treatment of the Notes Are Uncertain.

Significant aspects of the U.S. tax treatment of the Notes are uncertain. You should consult your tax advisor about your tax situation and should read carefully the section entitled "Supplemental Discussion of U.S. Federal Income Tax Consequences" below.

A conclusion that no portion of any amount in excess of the principal amount of a Note paid or credited or deemed to be paid or credited on a Note should be subject to Canadian withholding tax is based in part on the current published administrative position of the Canada Revenue Agency ("CRA"). There cannot be any assurance that CRA's current published administrative practice will not be subject to change, including potential expansion in the current administrative interpretation of amounts subject to Canadian withholding tax. If, at any time, any amount paid or credited or deemed to be paid or credited on a Note is subject to Canadian withholding tax, you will receive an amount that is less than that to which you would otherwise be entitled. You should consult your own adviser as to the potential for such withholding and the potential for reduction or refund of part or all of such withholding, including under any bilateral Canadian tax treaty the benefits of which you may be entitled.

For a more complete discussion of the Canadian federal income tax consequences of investing in the Notes, please see the discussion below under "Supplemental Discussion of Canadian Federal Income Tax Consequences". If you are not a Non-resident Holder (as that term is defined in the prospectus) for Canadian federal income tax purposes or if you acquire the Notes in the secondary market, you should consult your tax advisors as to the consequences of acquiring, holding and disposing of the Notes and receiving the payments that might be due under the Notes.

Hypothetical Returns

The examples and graph set out below are included for illustration purposes only. They should not be taken as an indication or prediction of future investment results and merely are intended to illustrate the impact that the various hypothetical Basket levels on the Valuation Date could have on the Payment at Maturity assuming all other variables remain constant.

The examples below are based on a range of Final Basket Levels and Final Basket Component Prices that are entirely hypothetical; the Basket level on any day throughout the life of the Notes, including the Final Basket Level on the Valuation Date, cannot be predicted. The Basket Components have been highly volatile in the past — meaning that the Closing Prices of the Basket Components have changed considerably in relatively short periods — and the performance of the Basket cannot be predicted for any future period.

The information in the following examples reflects hypothetical rates of return on the offered Notes assuming that they are purchased on the Issue Date at the principal amount and held to the Maturity Date. If you sell your Notes in a secondary market prior to the Maturity Date, your return will depend upon the market value of your Notes at the time of sale, which may be affected by a number of factors that are not reflected in the examples below, such as interest rates, the volatility of the Basket Components and our creditworthiness. In addition, the estimated value of your Notes at the time the terms of your Notes are set on the Pricing Date is less than the original public offering price of your Notes. For more information on the estimated value of your Notes, see "Additional Risk Factors—The Estimated Value of Your Notes at the Time the Terms of Your Notes Are Set on the Pricing Date Is Less Than the Public Offering Price of Your Notes" on page P-13 of this pricing supplement. The information in the examples also reflect the key terms and assumptions in the box below.

Key Terms and Assumptions	
Principal Amount	$1,000
Initial Basket Level	100
Digital Return	22.60%
Buffer Level	90 (90% of the Initial Basket Level)
Downside Multiplier	Approximately 111.11%
Buffer Percentage	10%
Neither a market disruption event nor a non-Trading Day occurs with respect to any Basket Component on the originally scheduled Valuation Date	
No change in or affecting any of the Basket Components or the method by which an Basket Component Issuer calculates the relevant Basket Component	
Notes purchased on the Issue Date at the principal amount and held to the Maturity Date	

The actual performance of the Basket over the life of your Notes, as well as the Payment at Maturity, if any, may bear little relation to the hypothetical examples shown below or to the hypothetical closing levels of the Basket or the historical Closing Prices of the Basket Components shown elsewhere in this pricing supplement. For information about the historical Closing Prices of the Basket Components and the hypothetical closing levels of the Basket during recent periods, see "Information Regarding the Basket and the Basket Components—Hypothetical Historical Information of the Basket" and "Information Regarding the Basket Components—Historical Information of the Basket Components" below. Before investing in the offered Notes, you should consult publicly available information to determine the Closing Prices of the Basket Components between the date of this pricing supplement and the date of your purchase of the offered Notes.

Also, the hypothetical examples shown below do not take into account the effects of applicable taxes. Because of the U.S. tax treatment applicable to your Notes, tax liabilities could affect the after-tax rate of return on your Notes to a comparatively greater extent than the after-tax return on the Basket Components.

The levels in the left column of the table below represent hypothetical Final Basket Levels and are expressed as percentages of the Initial Basket Level. The amounts in the right column represent the hypothetical Payment at Maturity, based on the corresponding hypothetical Final Basket Level, and are expressed as percentages of the principal amount of a Note (rounded to the nearest one-thousandth of a percent). Thus, a hypothetical Payment at Maturity of 100.000% means that the value of the cash payment that we would deliver for each $1,000 of the outstanding principal amount of the offered Notes on the Maturity Date would equal 100.000% of the principal amount of a Note, based on the corresponding hypothetical Final Basket Level and the assumptions noted above.

Hypothetical Final Basket Level (as Percentage of Initial Basket Level)	Hypothetical Payment at Maturity (as Percentage of Principal Amount)
150.000%	122.600%
140.000%	122.600%
130.000%	122.600%
120.000%	122.600%
110.000%	122.600%
105.000%	122.600%
100.000%	**122.600%**
97.000%	100.000%
95.000%	100.000%
92.000%	100.000%
90.000%	**100.000%**
85.000%	94.444%
80.000%	88.889%
75.000%	83.333%
50.000%	55.556%
25.000%	27.778%
0.000%	**0.000%**

If, for example, the Final Basket Level were determined to be 25.000% of the Initial Basket Level, the Payment at Maturity that we would deliver on your Notes at maturity would be approximately 27.778% of the principal amount of your Notes, as shown in the table above. As a result, if you purchased your Notes on the Issue Date at the principal amount and held them to the Maturity Date, you would lose approximately 72.222% of your investment (if you purchased your Notes at a premium to principal amount you would lose a correspondingly higher percentage of your investment). If the Final Basket Level were determined to be 0.000% of the Initial Basket Level, you would lose 100.000% of your investment in the Notes. In addition, if the Final Basket Level were determined to be 150.000% of the Initial Basket Level, the Payment at Maturity that we would deliver on your Notes at maturity would be equal to 122.600% of each $1,000 principal amount of your Notes, as shown in the table above. As a result, if you held your Notes to the Maturity Date, your return is limited to the Digital Return regardless of the appreciation of the Basket.

The following examples illustrate the hypothetical Payment at Maturity for each Note based on hypothetical Final Basket Levels of the Basket, calculated based on the key terms and assumptions above.

Example 1— Calculation of the Payment at Maturity where the Percentage Change is positive.

Percentage Change: 5.00%

Payment at Maturity: $1,000 + ($1,000 x 22.60%) = $1,000 + $226.00 = $1,226.00

On a $1,000 investment, a 5.00% Percentage Change results in a Final Basket Level that is greater than the Initial Basket Level; therefore a holder of the Notes will receive the Digital Return, for a Payment at Maturity of $1,226.00, a 22.60% return on the Notes.

Example 2— Calculation of the Payment at Maturity where the Percentage Change is positive (and greater than the Digital Return).

Percentage Change: 50.00%

Payment at Maturity: $1,000 + ($1,000 x 22.60%) = $1,000 + $226.00 = $1,226.00

On a $1,000 investment, a 50.00% Percentage Change results in a Final Basket Level that is greater than the Initial Basket Level; therefore a holder of the Notes will receive the Digital Return, for a Payment at Maturity of $1,226.00, a 22.60% return on the Notes.

Example 3— Calculation of the Payment at Maturity where the Percentage Change is negative (but the Final Basket Level is greater than or equal to the Buffer Level).

Percentage Change: -8.00%

Payment at Maturity: $1,000

At maturity, if the Percentage Change is negative BUT not by more than the Buffer Percentage, then the Payment at Maturity will equal the principal amount.

On a $1,000 investment, a -8.00% Percentage Change results in a Payment at Maturity of $1,000.00, a 0.00% return on the Notes.

Example 4— Calculation of the Payment at Maturity where the Percentage Change is negative (and the Final Basket Level is below the Buffer Level).

Percentage Change: -35.00%

Payment at Maturity: $1,000 + [$1,000 x 1.1111 x (-35.00% + 10.00%)] = $1,000 - $277.78 = $722.22

On a $1,000 investment, a -35.00% Percentage Change results in a Final Basket Level that is less than the Buffer Level; therefore a holder of the Notes will receive a Payment at Maturity of $722.22, a -27.778% return on the Notes.

The following chart shows a graphical illustration of the hypothetical Payment at Maturity that we would pay on your Notes on the Maturity Date, if the Final Basket Level were any of the hypothetical levels shown on the horizontal axis. The hypothetical Payments at Maturity in the chart are expressed as percentages of the principal amount of your Notes and the hypothetical Final Basket Levels are expressed as percentages of the Initial Basket Level. The chart shows that any hypothetical Final Basket Level less than the Buffer Level (the section left of the 90.00% marker on the horizontal axis) would result in a hypothetical Payment at Maturity of less than 100.00% of the principal amount of your Notes (the section below the 100.00% marker on the vertical axis) and, accordingly, in a loss of principal to the holder of the Notes. The chart also shows that any hypothetical Final Basket Level of greater than or equal to 100.00% (the section right of the 100.00% marker on the horizontal axis) would result in a fixed return on your investment equal to the Digital Return.



The Payments at Maturity shown above are entirely hypothetical; they are based on the hypothetical Digital Return and market prices of the Basket Components that may not be achieved on the Valuation Date and on assumptions that may prove to be erroneous. The actual market value of your Notes on the Maturity Date or at any other time, including any time you may wish to sell your Notes, may bear little relation to the hypothetical Payment at Maturity shown above, and these amounts should not be viewed as an indication of the financial return on an investment in the offered Notes. The hypothetical Payment at Maturity on the Notes shown above assume you purchased your Notes at their principal amount and have not been adjusted to reflect the actual public offering price you pay for your Notes. The return on your investment (whether positive or negative) in your Notes will be affected by the amount you pay for your Notes. If you purchase your Notes for a price other than the principal amount, the return on your investment will differ from, and may be significantly lower than, the hypothetical returns suggested by the above examples. Please read "Additional Risk Factors Specific to the Notes—The Market Value of Your Notes May Be Influenced by Many Unpredictable Factors" beginning on page PS-6 of the product prospectus supplement.

Payments on the Notes are economically equivalent to the amounts that would be paid on a combination of other instruments. For example, payments on the Notes are economically equivalent to a combination of a non-interest-bearing bond bought by the holder and one or more options entered into between the holder and us (with one or more implicit option premiums paid over time). The discussion in this paragraph does not modify or affect the terms of the Notes or the U.S. federal income tax treatment of the Notes, as described elsewhere in this pricing supplement.

We cannot predict the actual Final Basket Level or what the market value of your Notes will be on any particular Trading Day, nor can we predict the relationship between the level of the Basket or the price of any Basket Component and the market value of your Notes at any time prior to the Maturity Date. The actual amount that you will receive, if any, at maturity and the rate of return on the offered Notes will depend on the actual Final Basket Level to be determined by the Calculation Agent as described above. Moreover, the assumptions on which the hypothetical returns are based may turn out to be inaccurate. Consequently, the amount of cash to be paid in respect of your Notes, if any, on the Maturity Date may be very different from the information reflected in the examples above.

INFORMATION REGARDING THE BASKET AND THE BASKET COMPONENTS

General

The Basket consists of the stocks of 25 companies included in the EURO STOXX® Banks Index (the "Index" or "SX7E"). The Index tracks the companies from the STOXX® Europe 600 Index that are assigned to the banks supersector from 11 Eurozone countries: Austria, Belgium, Finland, France, Germany, Ireland, Italy, Luxembourg, the Netherlands, Portugal and Spain. More information about how STOXX Limited ("STOXX"), the Index sponsor, constructs the Index is described below. The basket is static, meaning it will not change based on any future changes to the Index methodology, the Index constituents or their weightings in the Index.

The Calculation Agent selected the 25 Basket Components from the Index on February 6, 2017 and weighted the Basket using the methodology described below.

Determination of Component Weightings

To determine the Component Weightings of each Basket Component, the Calculation Agent began with the weights of the 25 Index constituents as of February 6, 2017.

Next, the Calculation Agent capped the weight of any company that was weighted at more than 5% in the Index at 5%, and distributed the excess weight to each of the other non-capped Basket Components pro rata according to their initial weights. The Calculation Agent repeated this reweighting process iteratively until no Basket Component was weighted more than 5%, and the Component Weightings were thus established.

Basket Components

The following table lists the Basket Components and their corresponding Bloomberg tickers, primary listings and initial prices. Each of the Basket Component Issuers faces its own business risks and other competitive factors. All of those factors may affect the Percentage Change, and, consequently, the amount payable on your Note, if any, on the Maturity Date.

Bloomberg Ticker	Basket Component	Primary Exchange	Weight in the Index on February 6, 2017	Component Weighting**	Initial Basket Component Prices (EUR)*
ABN NA	ABN AMRO Group N.V.	Euronext Amsterdam	1.403%	4.12986%	23.900
ACA FP	Credit Agricole S.A.	Euronext Paris	3.264%	5.00000%	12.350
BAMI IM	Banco BPM S.p.A.	Borsa Italiana	0.859%	2.52861%	2.668
BBVA SQ	Banco Bilbao Vizcaya Argentaria, S.A.	Sociedad de Bolsas (SIBE)	8.960%	5.00000%	7.056
BKIA SQ	Bankia S.A.	Sociedad de Bolsas (SIBE)	0.847%	2.49211%	1.062
BKIR ID	Bank of Ireland	Irish Stock Exchange	1.541%	4.53643%	0.241
BKT SQ	Bankinter, S.A.	Sociedad de Bolsas (SIBE)	1.066%	3.13832%	7.551
BNP FP	BNP Paribas S.A.	Euronext Paris	14.963%	5.00000%	60.690
BPE IM	BPER Banca S.p.A.	Borsa Italiana	0.558%	1.64276%	4.720
CABK SQ	CaixaBank S.A.	Sociedad de Bolsas (SIBE)	2.421%	5.00000%	3.869
CBK GY	Commerzbank AG	XETRA	1.868%	5.00000%	8.415
DBK GY	Deutsche Bank AG	XETRA	5.683%	5.00000%	18.130
EBS AV	Erste Group Bank AG	Vienna Stock Exchange	1.928%	5.00000%	30.620

GLE FP	Societe Generale SA	Euronext Paris	8.059%	5.00000%	47.120
INGA NA	ING Groep N.V.	Euronext Amsterdam	11.790%	5.00000%	14.420
ISP IM	Intesa Sanpaolo S.p.A.	Borsa Italiana	7.001%	5.00000%	2.472
KBC BB	KBC Group NV	Euronext Brussels	3.498%	5.00000%	63.560
KN FP	Natixis S.A.	Euronext Paris	1.110%	3.26697%	5.667
MB IM	Mediobanca SpA	Borsa Italiana	1.046%	3.07885%	8.410
POP SQ	Banco Popular Espanol, S.A.	Sociedad de Bolsas (SIBE)	0.718%	2.11439%	0.922
RBI AV	Raiffeisen Bank International AG	Vienna Stock Exchange	0.541%	1.59242%	22.155
SAB SQ	Banco de Sabadell S.A.	Sociedad de Bolsas (SIBE)	1.691%	4.97832%	1.654
SAN SQ	Banco Santander S.A.	Sociedad de Bolsas (SIBE)	16.978%	5.00000%	5.635
UBI IM	Unione di Banche Italiane S.p.A.	Borsa Italiana	0.611%	1.79938%	3.362
UCG IM	UniCredit S.p.A.	Borsa Italiana	1.597%	4.70159%	14.600

* Your Notes will be linked to the Basket Components, which will have the Component Weightings in the Basket, and not the weights in the Index.

** Determined by the Calculation Agent as described above. Component Weightings may not add up to 100% due to rounding.

Calculation of the Basket

The Initial Basket Level is 100. The Final Basket Level will equal (i) 100 *times* (ii) the sum of 1 *plus*, as calculated for each Basket Component, (a) the Basket Component Return *multiplied* by (b) its Component Weighting (subject to anti-dilution adjustments described under "—You Will Have Limited Anti-Dilution Protection" on page P-17 of this pricing supplement and on page P-7 herein under "Anti-Dilution Adjustments").

The EURO STOXX® Banks Index

The EURO STOXX® Banks Index is a free float capitalization-weighted index that tracks the companies from the STOXX® Europe 600 Index that are assigned to the banks supersector from 11 Eurozone countries: Austria, Belgium, Finland, France, Germany, Ireland, Italy, Luxembourg, the Netherlands, Portugal and Spain. The Index was introduced on June 15, 1998 based on an initial index value of 100 at December 31, 1991. The level of the Index is disseminated on, and additional information about the Index is published on, the STOXX website: http://www.stoxx.com and on Bloomberg under the ticker SX7E (real-time Euro-denominated price return calculation). We are not incorporating by reference the STOXX website or any material it includes in this pricing supplement. STOXX is under no obligation to continue to publish the Index and may discontinue publication of the Index at any time.

Each stock in the STOXX® Europe 600 Index is assigned to one of 19 supersectors, as defined by the Industry Classification Benchmark ("ICB"), based on sources of primary revenue. Supersector designations are determined by the Index sponsor using criteria it has selected or developed. Index sponsors may use very different standards for determining sector designations. In addition, many companies operate in a number of sectors, but are listed in only one sector and the basis on which that sector is selected may also differ. As a result, sector comparisons between indices with different index sponsors may reflect differences in methodology as well as actual differences in the sector composition of the indices.

As of January 31, 2017, the 8 countries which comprise the Index represent the following weights in the Index: Spain (32.3%), France (27.0%), Italy (13.2%), Netherlands (12.7%), Germany (7.4%), Belgium (3.4%), Austria (2.4%) and Ireland (1.5%). Top ten component weightings may be found at: https://www.stoxx.com/document/Bookmarks/CurrentFactsheets/SX7GT.pdf and are updated periodically. The Index currently has 25 stocks.

The STOXX® Europe 600 Index

The STOXX® Europe 600 Index is a free float capitalization-weighted index of 600 stocks, created by STOXX. The STOXX® Europe 600 Index is designed to provide a broad yet investable representation of the largest (by free float market capitalization) companies of 17 European countries and contains a fixed number of 600 components with a weighting cap of 20%. The STOXX® Europe 600 Index was introduced on June 15, 1998 based on an initial index value of 100 at December 31, 1991. The level of the STOXX® Europe 600 Index is disseminated on, and additional information about the STOXX® Europe 600 Index is published on, the STOXX website: http://www.stoxx.com and on Bloomberg under the ticker SXXP (real-time Euro-denominated price return calculation). We are not incorporating by reference the STOXX website or any material it includes in this pricing supplement. STOXX is under no obligation to continue to publish the STOXX® Europe 600 Index and may discontinue publication of the STOXX® Europe 600 Index at any time.

Component Selection

The composition of the STOXX® Europe 600 Index is reviewed by STOXX quarterly and changes are typically implemented on the third Friday of every March, June, September and December, with effect on the next trading day. If the third Friday of the relevant month is not a trading day, then the implementation occurs on the next trading day, with effect on the following trading day. In connection with the quarterly review, the eligible stocks in the STOXX® Europe Total Market Index are ranked in terms of free float market capitalization to produce the selection list for the STOXX® Europe 600 Index. The STOXX® Europe Total Market Index consists of the top 95% (subject to applicable buffer rules) by free-float market capitalization of the total equity having a country assignment in one of the 17 European countries represented by the STOXX® Europe 600 Index (based on the country of incorporation, the primary listing and the country with the largest trading volume; American and depositary receipts are assigned to the same country as the stock on which the receipt is issued) and traded on the Athens Stock Exchange, NASDAQ OMX Copenhagen, NYSE EURONEXT Lisbon, Bolsa De Madrid, NASDAQ OMX Helsinki, NYSE EURONEXT Paris, Borsa Italiana, NASDAQ OMX Iceland, Oslo Børs, Deutsche Börse, NASDAQ OMX Stockholm, SIX Swiss Exchange, Irish Stock Exchange, NYSE EURONEXT Amsterdam, Vienna Stock Exchange, London Stock Exchange, NYSE EURONEXT Brussels.

The selection list for the STOXX® Europe 600 Index is updated and published on a monthly basis according to the review component selection process in case a replacement is needed for a deletion. To create the selection list for the STOXX® Europe 600 Index, for each company having more than one eligible class of stock, only the most liquid class is eligible, and a liquidity screen of a 3-month average daily trading volume of greater than one million Euros is applied to the eligible stocks. The eligible stocks remaining after application of the liquidity screen are ranked by their free float market capitalizations.

At the quarterly review, the largest 550 stocks on the selection list qualify for selection for the STOXX® Europe 600 Index. The remaining 50 stocks for the STOXX® Europe 600 Index are selected from the current components ranked between 551 and 750 that meet all of the criteria (including the liquidity screen). If the number of stocks selected is still below 600, the largest (by free float market capitalization) stocks on the selection list are selected until there are 600 stocks.

License Agreement

We have entered into a non-exclusive license agreement with STOXX providing for the license to us and certain of our affiliated or subsidiary companies, in exchange for a fee, of the right to use indices owned and published by STOXX (including the SX7E) in connection with certain securities, including the Notes offered hereby.

The license agreement between us and STOXX requires that the following language be stated in this document:

STOXX has no relationship to us, other than the licensing of the SX7E and the related trademarks for use in connection with the Notes. STOXX does not:

- sponsor, endorse, sell, or promote the Notes;

- recommend that any person invest in the Notes offered hereby or any other securities;

- have any responsibility or liability for or make any decisions about the timing, amount, or pricing of the Notes;

- have any responsibility or liability for the administration, management, or marketing of the Notes; or

- consider the needs of the Notes or the holders of the Notes in determining, composing, or calculating the SX7E, or have any obligation to do so.

STOXX will not have any liability in connection with the Notes. Specifically:

- STOXX does not make any warranty, express or implied, and disclaims any and all warranty concerning:
- the results to be obtained by the Notes, the holders of the Notes or any other person in connection with the use of the SX7E and the data included in the SX7E;
- the accuracy or completeness of the SX7E and its data;
- the merchantability and the fitness for a particular purpose or use of the SX7E and its data;
- STOXX will have no liability for any errors, omissions, or interruptions in the SX7E or its data; and
- Under no circumstances will STOXX be liable for any lost profits or indirect, punitive, special, or consequential damages or losses, even if STOXX knows that they might occur.

The licensing agreement between us and STOXX is solely for their benefit and our benefit, and not for the benefit of the holders of the Notes or any other third parties.

Hypothetical Historical Information of the Basket

Because the Basket is a newly created Basket and its level will begin to be calculated and published only on the Pricing Date, there is no actual historical information about the closing levels of the Basket as of the date of this pricing supplement. Therefore, the hypothetical closing levels of the Basket provided in the table below were calculated from publicly available historical Closing Prices of each Basket Component in accordance with the methodology of the Basket and subject to several factors described below.

The following graph sets forth the hypothetical closing levels of the Basket for the period from November 19, 2015 through March 16, 2017, assuming that the level of the Basket was 100 on November 19, 2015. The hypothetical closing levels of the Basket begin at November 19, 2015 because one of the Basket Components, ABN AMRO Group NV, has available historical date only from November 19, 2015 through March 16, 2017. We derived the levels based on the method to calculate the level of the Basket as described in this document and on actual Closing Prices of the Basket Components on the relevant date. The level of the Basket has been adjusted such that its hypothetical closing level on November 19, 2015 was 100. As noted in this document, the Initial Basket Level is 100. The level of the Basket can increase or decrease due to changes in the Closing Prices of the Basket Components.



You should not take the hypothetical historical closing levels of the Basket as an accurate estimate of historical levels or an indication of the future closing levels of the Basket. Because the hypothetical closing levels of the Basket were calculated based on additional factors that may not be true when the actual level of the Basket for the Notes is calculated on and after the Pricing Date, you should not take the hypothetical levels of the hypothetical Basket shown above as an accurate estimate of historical performance or an indication of the future performance of the Basket. We cannot give you any assurance that the future performance of the Basket for the Notes will follow a pattern similar to that of the hypothetical levels of the hypothetical Basket shown above and we cannot give you any assurance that the future performance of the Basket will result in your receiving an amount greater than the outstanding principal amount of your Notes on the Maturity Date.

Neither we nor any of our affiliates make any representation to you as to the performance of the Basket. The actual performance of the Basket over the life of the offered Notes, as well as the Payment at Maturity may bear little relation to the hypothetical historical levels shown above.

The Closing Prices of the Basket Components in the Index have fluctuated in the past and, therefore, so has the hypothetical level of the Basket. Also, the actual level of the Basket may, in the future, experience significant fluctuations. Any upward or downward trend in the hypothetical level of the Basket during any period shown below is not an indication that the actual level of the Basket is more or less likely to increase or decrease at any time during the term of your Notes.

Historical Information of the Basket Components

This pricing supplement relates only to the Notes offered hereby and does not relate to any Basket Components or other securities of any Basket Component Issuer. We derived all disclosures in this pricing supplement regarding the Basket Component Issuers from publicly available documents. In connection with the offering of the Notes, none of us, GS&Co., or our or their respective affiliates have participated in the preparation of such documents or made any due diligence inquiry with respect to any Basket Component Issuer. You, as an investor in the Notes, should conduct your own investigation into the Basket Components and each Basket Component Issuer.

The graphs below set forth the information relating to the historical performance of each Basket Component.

The graphs below, except where otherwise indicated, show the daily historical closing levels of each Basket Component from January 1, 2007 through March 16, 2017. Accordingly, the information for the first quarter of 2017 is for the period of January 1, 2017 through March 16, 2017 and the "Quarterly High," "Quarterly Low" and "Quarterly Close" data indicated are for this shortened period only and do not reflect complete data for the first calendar quarter of 2017. We obtained the information regarding the historical performance of each Basket Component in the graphs below from Bloomberg Financial Markets.

We have not independently verified the accuracy or completeness of the information obtained from Bloomberg Financial Markets. The historical performance of a Basket Component should not be taken as an indication of its future performance, and no assurance can be gives as to the Final Basket Component Price of any Basket Component or the Final Basket Level. We cannot give you assurance that the performance of the Basket will result in any positive return on your initial investment.

ABN AMRO Group N.V. is a Netherlands-based financial institution engaged in the provision of banking products and services.

QUARTER ENDING	QUARTER HIGH	QUARTER LOW	QUARTER CLOSE
December 31, 2015*	20.795	18.350	20.670
March 31, 2016	20.670	16.270	18.005
June 30, 2016	19.220	14.525	14.895
September 30, 2016	18.975	14.100	18.420
December 30, 2016	21.925	18.300	21.050
March 16, 2017	23.900	21.410	23.900

*Information for the fourth quarter of 2015 is for the period of November 19, 2015 through December 31, 2015. Accordingly, the "Quarterly High," "Quarterly Low" and "Quarterly Close" data indicated are for this shortened period only and do not reflect complete data for the fourth calendar quarter of 2015.

Credit Agricole S.A. is a French banking group.

QUARTER ENDING	QUARTER HIGH	QUARTER LOW	QUARTER CLOSE	QUARTER ENDING	QUARTER HIGH	QUARTER LOW	QUARTER CLOSE
March 30, 2007	31.032	26.243	26.935	June 29, 2012	4.623	2.882	3.471
June 29, 2007	30.432	26.954	27.858	September 28, 2012	5.984	2.940	5.370
September 28, 2007	27.784	24.111	24.960	December 31, 2012	6.397	5.461	6.084
December 31, 2007	26.538	19.378	21.288	March 28, 2013	7.762	6.148	6.426
March 31, 2008	21.048	15.576	18.086	June 28, 2013	7.498	6.118	6.603
June 30, 2008	20.882	12.780	12.980	September 30, 2013	8.378	6.487	8.151
September 30, 2008	15.340	11.400	13.405	December 31, 2013	9.305	8.319	9.305
December 31,	15.390	6.880	8.000	March 31, 2014	11.785	9.168	11.445

2008							
March 31, 2009	10.055	6.110	8.312	June 30, 2014	12.045	10.300	10.300
June 30, 2009	11.740	8.542	8.876	September 30, 2014	12.125	9.898	11.945
September 30, 2009	14.390	8.750	14.280	December 31, 2014	11.795	10.040	10.760
December 31, 2009	15.310	11.980	12.360	March 31, 2015	13.895	9.995	13.675
March 31, 2010	13.470	10.040	12.960	June 30, 2015	14.340	12.975	13.340
June 30, 2010	13.675	8.024	8.635	September 30, 2015	14.405	10.105	10.255
September 30, 2010	12.080	8.158	11.465	December 31, 2015	11.770	10.120	10.880
December 31, 2010	12.465	9.441	9.504	March 31, 2016	10.670	7.667	9.518
March 31, 2011	12.720	9.399	11.580	June 30, 2016	10.090	7.194	7.560
June 30, 2011	11.975	9.638	10.370	September 30, 2016	8.953	7.095	8.778
September 30, 2011	10.795	4.223	5.230	December 30, 2016	12.010	8.779	11.780
December 30, 2011	6.160	3.980	4.360	March 16, 2017	12.645	11.215	12.350
March 30, 2012	5.598	4.043	4.660				

Banco BPM S.p.A. is an Italy based company which provides a number of banking products and services.

QUARTER ENDING	QUARTER HIGH	QUARTER LOW	QUARTER CLOSE	QUARTER ENDING	QUARTER HIGH	QUARTER LOW	QUARTER CLOSE
September 28, 2007*	89.354	63.847	63.847	September 28, 2012	7.550	4.536	6.544
December 31, 2007	71.100	56.316	61.741	December 31, 2012	7.494	6.050	7.067
March 31, 2008	61.224	41.818	42.734	March 28, 2013	8.780	5.494	5.525
June 30, 2008	56.153	45.198	45.939	June 28, 2013	7.157	5.064	5.081
September 30, 2008	54.797	43.251	44.351	September 30, 2013	6.764	4.972	6.179
December 31, 2008	42.355	19.141	20.160	December 31, 2013	8.454	6.516	7.831
March 31, 2009	24.069	7.652	14.091	March 31, 2014	11.708	6.657	11.708
June 30, 2009	29.486	15.272	21.666	June 30, 2014	11.663	8.785	8.926
September 30, 2009	27.205	19.477	26.696	September 30, 2014	9.734	7.345	8.629
December 31, 2009	29.262	20.811	21.463	December 31, 2014	9.141	7.156	7.464
March 31, 2010	23.051	18.215	20.974	March 31, 2015	10.780	6.614	10.803
June 30, 2010	21.972	16.647	18.531	June 30, 2015	11.723	9.927	10.951
September 30, 2010	20.669	17.614	17.879	September 30, 2015	12.116	9.690	9.808
December 31, 2010	18.123	12.931	13.806	December 31, 2015	10.558	8.621	9.504
March 31, 2011	15.462	11.786	11.819	March 31, 2016	9.148	4.485	4.485
June 30, 2011	12.291	8.438	8.926	June 30, 2016	4.752	2.144	2.144

September 30, 2011	9.348	5.719	7.022
December 30, 2011	7.612	4.545	5.618
March 30, 2012	9.319	4.660	7.988
June 29, 2012	7.904	4.893	5.943

September 30, 2016	2.518	1.830	2.096
December 30, 2016	2.742	1.786	2.292
March 16, 2017	2.982	2.162	2.668

*Information for the third quarter of 2007 is for the period of July 2, 2007 through September 28, 2007. Accordingly, the "Quarterly High," "Quarterly Low" and "Quarterly Close" data indicated are for this shortened period only and do not reflect complete data for the third calendar quarter of 2007.

Banco Bilbao Vizcaya Argentaria, S.A. is an international financial company engaged in retail banking, asset management, private banking and wholesale banking.

QUARTER ENDING	QUARTER HIGH	QUARTER LOW	QUARTER CLOSE	QUARTER ENDING	QUARTER HIGH	QUARTER LOW	QUARTER CLOSE
March 30, 2007	19.292	16.698	17.658	June 29, 2012	5.974	4.572	5.629
June 29, 2007	18.129	16.957	17.485	September 28, 2012	6.680	4.430	6.113
September 28, 2007	17.706	14.988	15.795	December 31, 2012	7.040	5.922	6.960
December 31, 2007	16.851	15.429	16.102	March 28, 2013	7.815	6.763	6.763
March 31, 2008	15.929	12.259	13.402	June 28, 2013	7.560	6.272	6.445
June 30, 2008	14.670	11.692	11.692	September 30, 2013	8.426	6.244	8.260
September 30, 2008	11.923	9.896	11.010	December 31, 2013	9.331	8.210	8.948
December 31, 2008	11.817	6.879	8.320	March 31, 2014	9.926	8.563	8.718
March 31, 2009	8.916	4.496	5.870	June 30, 2014	9.915	8.720	9.309
June 30, 2009	8.675	6.072	8.589	September 30, 2014	9.768	8.642	9.551
September 30, 2009	12.216	8.296	11.654	December 31, 2014	9.594	7.722	7.854
December 31, 2009	12.653	11.058	12.230	March 31, 2015	9.560	7.319	9.408
March 31, 2010	12.634	9.018	9.732	June 30, 2015	9.725	8.792	8.792
June 30, 2010	10.871	7.115	8.274	September 30, 2015	9.397	7.332	7.580
September 30, 2010	10.366	8.147	9.516	December 31, 2015	8.193	6.710	6.739
December 31, 2010	9.598	7.077	7.560	March 31, 2016	6.644	5.241	5.842
March 31, 2011	9.429	6.920	8.561	June 30, 2016	6.757	4.763	5.064
June 30, 2011	8.821	7.485	8.090	September 30, 2016	5.751	4.785	5.382
September 30, 2011	8.342	5.144	6.180	December 30, 2016	6.610	5.288	6.414
December 30, 2011	6.926	5.497	6.680	March 16, 2017	7.056	5.973	7.056
March 30, 2012	7.295	5.855	5.967				

Bankia S.A. is a Spain-based Bank.

QUARTER ENDING	QUARTER HIGH	QUARTER LOW	QUARTER CLOSE	QUARTER ENDING	QUARTER HIGH	QUARTER LOW	QUARTER CLOSE
September 30, 2011*	47.547	43.183	44.670	September 30, 2014	1.534	1.363	1.478
December 30, 2011	45.353	38.404	43.829	December 31, 2014	1.474	1.237	1.238
March 30, 2012	44.182	32.917	33.112	March 31, 2015	1.360	1.152	1.298
June 29, 2012	33.649	9.851	11.265	June 30, 2015	1.326	1.126	1.138
September 28, 2012	18.446	6.449	15.849	September 30, 2015	1.246	1.011	1.158
December 31, 2012	15.727	4.767	4.767	December 31, 2015	1.248	1.065	1.074
March 28, 2013	7.912	1.792	2.012	March 31, 2016	1.044	0.725	0.830
June 28, 2013	6.500	0.554	0.594	June 30, 2016	0.898	0.568	0.646
September 30, 2013	0.853	0.566	0.805	September 30, 2016	0.785	0.604	0.730
December 31, 2013	1.237	0.822	1.234	December 30, 2016	1.030	0.725	0.971
March 31, 2014	1.607	1.173	1.532	March 16, 2017	1.062	0.916	1.062
June 30, 2014	1.553	1.396	1.416				

*Information for the third quarter of 2011 is for the period of July 20, 2011 through September 30, 2011. Accordingly, the "Quarterly High," "Quarterly Low" and "Quarterly Close" data indicated are for this shortened period only and do not reflect complete data for the third calendar quarter of 2011.

Bank of Ireland is a financial services company.

QUARTER ENDING	QUARTER HIGH	QUARTER LOW	QUARTER CLOSE	QUARTER ENDING	QUARTER HIGH	QUARTER LOW	QUARTER CLOSE
March 30, 2007	11.764	10.023	10.187	June 29, 2012	0.122	0.081	0.100
June 29, 2007	10.629	9.323	9.424	September 28, 2012	0.107	0.083	0.097
September 28, 2007	9.733	7.096	8.200	December 31, 2012	0.122	0.091	0.114
December 31, 2007	8.787	5.614	6.429	March 28, 2013	0.170	0.119	0.154
March 31, 2008	6.611	5.431	5.942	June 28, 2013	0.194	0.142	0.157
June 30, 2008	6.308	3.484	3.484	September 30, 2013	0.235	0.154	0.210
September 30, 2008	3.980	2.063	2.492	December 31, 2013	0.286	0.212	0.252
December 31, 2008	3.059	0.426	0.526	March 31, 2014	0.389	0.253	0.308
March 31, 2009	0.599	0.079	0.328	June 30, 2014	0.327	0.247	0.247
June 30, 2009	1.407	0.366	1.063	September 30, 2014	0.327	0.236	0.310
September 30, 2009	2.157	0.782	2.157	December 31, 2014	0.352	0.273	0.313
December 31, 2009	2.050	0.744	0.836	March 31, 2015	0.384	0.264	0.354
March 31, 2010	1.079	0.616	1.009	June 30, 2015	0.381	0.338	0.362

June 30, 2010	1.205	0.660	0.665
September 30, 2010	0.863	0.531	0.615
December 31, 2010	0.675	0.254	0.372
March 31, 2011	0.400	0.218	0.218
June 30, 2011	0.337	0.114	0.114
September 30, 2011	0.122	0.068	0.077
December 30, 2011	0.108	0.074	0.082
March 30, 2012	0.150	0.082	0.124

September 30, 2015	0.390	0.325	0.348
December 31, 2015	0.364	0.314	0.338
March 31, 2016	0.335	0.239	0.255
June 30, 2016	0.274	0.170	0.185
September 30, 2016	0.206	0.158	0.186
December 30, 2016	0.244	0.169	0.234
March 16, 2017	0.266	0.224	0.241

Bankinter, S.A. is a Spain-based financial institution primarily engaged in banking.

QUARTER ENDING	QUARTER HIGH	QUARTER LOW	QUARTER CLOSE	QUARTER ENDING	QUARTER HIGH	QUARTER LOW	QUARTER CLOSE
March 30, 2007	7.570	6.573	7.419	June 29, 2012	2.519	1.527	1.748
June 29, 2007	8.344	7.540	8.030	September 28, 2012	2.199	1.350	2.170
September 28, 2007	8.145	5.847	6.113	December 31, 2012	2.155	1.870	2.019
December 31, 2007	8.828	5.853	7.588	March 28, 2013	2.976	2.192	2.425
March 31, 2008	7.564	5.599	6.077	June 28, 2013	2.902	2.314	2.739
June 30, 2008	6.421	4.372	4.372	September 30, 2013	4.092	2.770	3.977
September 30, 2008	5.297	3.513	5.297	December 31, 2013	5.035	4.074	4.987
December 31, 2008	5.563	3.610	3.815	March 31, 2014	6.042	4.994	5.840
March 31, 2009	4.819	3.604	4.819	June 30, 2014	6.500	5.097	5.715
June 30, 2009	6.210	4.753	5.413	September 30, 2014	6.908	5.574	6.716
September 30, 2009	5.959	5.124	5.545	December 31, 2014	7.396	6.093	6.701
December 31, 2009	5.458	4.397	4.596	March 31, 2015	7.226	6.041	7.107
March 31, 2010	4.776	3.793	3.960	June 30, 2015	7.245	6.574	6.629
June 30, 2010	4.239	2.687	3.236	September 30, 2015	7.334	6.271	6.572
September 30, 2010	3.960	3.196	3.277	December 31, 2015	7.011	6.468	6.544
December 31, 2010	3.278	2.504	2.672	March 31, 2016	6.607	5.714	6.210
March 31, 2011	3.311	2.405	3.111	June 30, 2016	6.887	5.674	5.768
June 30, 2011	3.459	2.805	3.010	September 30, 2016	6.708	5.555	6.332
September 30, 2011	3.105	2.235	2.632	December 30, 2016	7.618	6.320	7.360

| December 30, 2011 | 3.104 | 2.438 | 3.054 |
| March 30, 2012 | 3.452 | 2.528 | 2.528 |

| March 16, 2017 | 7.671 | 7.226 | 7.551 |

BNP Paribas S.A. is a France-based company that provides banking and financial services.

QUARTER ENDING	QUARTER HIGH	QUARTER LOW	QUARTER CLOSE	QUARTER ENDING	QUARTER HIGH	QUARTER LOW	QUARTER CLOSE
March 30, 2007	85.187	73.310	75.992	June 29, 2012	35.700	24.955	30.335
June 29, 2007	91.601	75.788	85.877	September 28, 2012	40.195	26.460	36.980
September 28, 2007	86.178	69.928	74.583	December 31, 2012	44.560	37.685	42.585
December 31, 2007	80.094	66.526	72.134	March 28, 2013	47.665	39.670	40.040
March 31, 2008	71.648	52.337	62.094	June 28, 2013	46.705	38.290	41.975
June 30, 2008	69.316	55.923	55.923	September 30, 2013	51.380	41.330	50.000
September 30, 2008	66.342	52.575	64.223	December 31, 2013	56.650	50.550	56.650
December 31, 2008	69.340	28.671	29.400	March 31, 2014	60.850	55.260	55.990
March 31, 2009	34.016	20.779	30.245	June 30, 2014	59.380	49.135	49.545
June 30, 2009	48.430	31.975	44.950	September 30, 2014	54.300	47.690	52.520
September 30, 2009	57.342	44.041	54.600	December 31, 2014	52.350	45.450	49.260
December 31, 2009	58.150	50.770	55.900	March 31, 2015	57.260	44.935	56.570
March 31, 2010	59.600	47.105	56.860	June 30, 2015	59.170	53.080	54.150
June 30, 2010	57.990	41.480	44.770	September 30, 2015	60.680	50.500	52.460
September 30, 2010	56.960	43.450	52.170	December 31, 2015	57.610	50.280	52.230
December 31, 2010	54.810	45.600	47.610	March 31, 2016	51.490	37.360	44.230
March 31, 2011	58.970	47.320	51.610	June 30, 2016	50.280	36.910	39.755
June 30, 2011	54.700	50.130	53.230	September 30, 2016	47.930	38.360	45.770
September 30, 2011	54.540	23.060	30.050	December 30, 2016	61.700	45.615	60.550
December 30, 2011	36.350	24.800	30.350	March 16, 2017	62.800	54.680	60.690
March 30, 2012	39.065	27.895	35.575				

BPER Banca S.p.A. is an Italian-based banking group offering traditional banking services.

QUARTER ENDING	QUARTER HIGH	QUARTER LOW	QUARTER CLOSE	QUARTER ENDING	QUARTER HIGH	QUARTER LOW	QUARTER CLOSE
March 30, 2007	18.971	16.705	17.197	June 29, 2012	4.756	2.954	3.859
June 29, 2007	18.765	16.382	16.749	September 28, 2012	4.724	2.618	3.810
September 28, 2007	16.929	13.794	14.286	December 31, 2012	4.792	3.723	4.751
December 31, 2007	15.495	13.704	14.331	March 28, 2013	5.905	4.615	5.006
March 31, 2008	14.331	10.847	12.450	June 28, 2013	6.123	4.059	4.059
June 30, 2008	13.435	9.763	9.763	September 30, 2013	5.306	3.896	4.820
September 30, 2008	10.892	8.957	9.055	December 31, 2013	6.596	5.019	6.305
December 31, 2008	9.485	8.061	8.778	March 31, 2014	8.313	5.905	8.313
March 31, 2009	9.405	5.374	7.389	June 30, 2014	8.762	6.214	6.600
June 30, 2009	9.575	7.336	8.437	September 30, 2014	6.950	5.065	6.300
September 30, 2009	9.494	7.327	9.136	December 31, 2014	6.385	4.970	5.465
December 31, 2009	9.414	8.308	9.369	March 31, 2015	8.135	4.804	8.135
March 31, 2010	10.283	8.285	8.993	June 30, 2015	8.460	7.035	8.000
June 30, 2010	9.288	7.116	7.475	September 30, 2015	8.585	7.050	7.370
September 30, 2010	8.540	7.394	8.088	December 31, 2015	7.990	6.480	7.040
December 31, 2010	8.952	7.475	8.375	March 31, 2016	6.865	3.754	4.184
March 31, 2011	8.863	7.613	7.613	June 30, 2016	5.320	3.190	3.278
June 30, 2011	8.142	6.337	6.919	September 30, 2016	3.670	2.582	3.312
September 30, 2011	7.546	5.356	6.565	December 30, 2016	5.175	3.226	5.060
December 30, 2011	6.485	4.111	4.953	March 16, 2017	5.745	4.140	4.720
March 30, 2012	6.001	4.387	4.841				

CaixaBank S.A. is a Spain-based bank.

QUARTER ENDING	QUARTER HIGH	QUARTER LOW	QUARTER CLOSE	QUARTER ENDING	QUARTER HIGH	QUARTER LOW	QUARTER CLOSE
December 31, 2007*	5.240	4.878	5.064	September 28, 2012	3.050	2.218	2.926
March 31, 2008	5.093	3.977	4.261	December 31, 2012	3.054	2.526	2.637
June 30, 2008	4.564	3.732	3.732	March 28, 2013	3.149	2.551	2.640
September 30, 2008	3.800	3.232	3.301	June 28, 2013	2.847	2.347	2.361

December 31, 2008	3.271	2.145	2.723
March 31, 2009	2.899	2.008	2.380
June 30, 2009	3.262	2.292	3.222
September 30, 2009	3.467	3.007	3.438
December 31, 2009	3.467	3.149	3.227
March 31, 2010	3.696	3.011	3.594
June 30, 2010	3.852	3.124	3.292
September 30, 2010	3.888	3.302	3.774
December 31, 2010	4.058	3.684	3.900
March 31, 2011	5.245	3.800	4.977
June 30, 2011	5.076	4.620	4.813
September 30, 2011	4.810	3.087	3.319
December 30, 2011	3.972	3.112	3.795
March 30, 2012	4.100	2.902	2.919
June 29, 2012	2.905	2.018	2.561

September 30, 2013	3.335	2.458	3.244
December 31, 2013	3.878	3.300	3.788
March 31, 2014	4.836	3.757	4.670
June 30, 2014	4.747	4.221	4.507
September 30, 2014	4.924	4.148	4.821
December 31, 2014	4.809	4.037	4.361
March 31, 2015	4.510	3.829	4.415
June 30, 2015	4.505	4.156	4.156
September 30, 2015	4.361	3.356	3.445
December 31, 2015	3.942	3.214	3.214
March 31, 2016	3.203	2.380	2.597
June 30, 2016	2.845	1.894	1.967
September 30, 2016	2.539	1.931	2.249
December 30, 2016	3.270	2.236	3.140
March 16, 2017	3.869	3.211	3.869

*Information for the fourth quarter of 2007 is for the period of October 10, 2007 through December 31, 2007. Accordingly, the "Quarterly High," "Quarterly Low" and "Quarterly Close" data indicated are for this shortened period only and do not reflect complete data for the fourth calendar quarter of 2007.

Commerzbank AG is a Germany-based Bank for private and corporate customers.

QUARTER ENDING	QUARTER HIGH	QUARTER LOW	QUARTER CLOSE
March 30, 2007	200.010	176.874	198.511
June 29, 2007	224.943	198.451	212.716
September 28, 2007	213.855	161.350	170.161
December 31, 2007	187.662	140.252	157.394
March 31, 2008	155.177	100.514	118.675
June 30, 2008	143.249	112.562	112.921
September 30, 2008	134.259	62.334	62.334
December 31, 2008	84.991	32.366	39.798
March 31, 2009	40.547	13.606	24.095
June 30, 2009	37.580	24.274	26.552
September 30, 2009	53.763	28.050	51.935

QUARTER ENDING	QUARTER HIGH	QUARTER LOW	QUARTER CLOSE
June 29, 2012	14.300	9.409	9.992
September 28, 2012	12.296	8.481	10.389
December 31, 2012	11.974	9.289	10.725
March 28, 2013	12.700	8.496	8.564
June 28, 2013	8.998	6.599	6.698
September 30, 2013	9.615	5.791	8.510
December 31, 2013	11.710	8.742	11.710
March 31, 2014	13.770	11.285	13.335
June 30, 2014	14.420	10.955	11.480
September 30, 2014	12.840	10.305	11.840
December 31, 2014	12.315	10.290	10.980

December 31, 2009	52.085	35.273	35.273
March 31, 2010	41.297	32.666	38.006
June 30, 2010	39.277	32.774	34.614
September 30, 2010	44.054	34.865	36.442
December 31, 2010	39.702	33.289	33.289
March 31, 2011	37.964	32.090	32.959
June 30, 2011	34.200	20.598	22.206
September 30, 2011	23.724	11.458	14.203
December 30, 2011	15.220	8.601	9.745
March 30, 2012	16.237	8.811	14.188

March 31, 2015	13.010	10.500	12.850
June 30, 2015	13.290	11.430	11.465
September 30, 2015	12.115	9.252	9.422
December 31, 2015	10.730	8.972	9.572
March 31, 2016	9.368	6.316	7.641
June 30, 2016	8.525	5.824	5.824
September 30, 2016	6.555	5.199	5.738
December 30, 2016	7.810	5.572	7.246
March 16, 2017	8.415	7.098	8.415

Deutsche Bank AG is a global investment bank.

QUARTER ENDING	QUARTER HIGH	QUARTER LOW	QUARTER CLOSE
March 30, 2007	94.419	79.633	87.762
June 29, 2007	102.661	87.422	93.828
September 28, 2007	94.515	76.700	78.658
December 31, 2007	83.201	71.504	77.805
March 31, 2008	76.822	57.240	62.401
June 30, 2008	68.606	47.736	47.736
September 30, 2008	55.530	43.111	43.111
December 31, 2008	46.135	16.362	24.221
March 31, 2009	28.655	14.686	26.370
June 30, 2009	42.867	27.053	37.593
September 30, 2009	46.740	35.952	45.643
December 31, 2009	49.068	40.604	43.010
March 31, 2010	50.513	37.510	49.633
June 30, 2010	52.549	39.860	40.643
September 30, 2010	48.868	37.446	38.290
December 31, 2010	40.407	34.904	37.293
March 31, 2011	46.297	37.732	39.568
June 30, 2011	42.152	37.121	38.867

QUARTER ENDING	QUARTER HIGH	QUARTER LOW	QUARTER CLOSE
June 29, 2012	35.795	25.666	27.183
September 28, 2012	32.491	21.470	29.324
December 31, 2012	34.327	30.116	31.427
March 28, 2013	36.744	29.009	29.009
June 28, 2013	35.781	28.308	30.669
September 30, 2013	34.465	30.001	32.371
December 31, 2013	35.376	31.513	33.072
March 31, 2014	38.108	29.629	30.974
June 30, 2014	31.780	25.695	25.695
September 30, 2014	28.300	24.425	27.775
December 31, 2014	27.715	23.335	24.985
March 31, 2015	32.500	23.910	32.360
June 30, 2015	33.195	26.750	26.950
September 30, 2015	32.020	23.510	24.070
December 31, 2015	27.755	20.770	22.525
March 31, 2016	21.795	13.230	14.950
June 30, 2016	17.360	12.325	12.325
September 30,	13.650	10.550	11.570

September 30, 2011	39.873	20.411	25.104
December 30, 2011	31.666	23.091	28.075
March 30, 2012	37.674	25.146	35.581

2016			
December 30, 2016	18.325	11.745	17.250
March 16, 2017	19.550	17.315	18.130

Erste Group Bank AG is a savings bank.

QUARTER ENDING	QUARTER HIGH	QUARTER LOW	QUARTER CLOSE	QUARTER ENDING	QUARTER HIGH	QUARTER LOW	QUARTER CLOSE
March 30, 2007	59.387	54.684	56.768	June 29, 2012	16.957	12.999	14.552
June 29, 2007	59.883	55.112	56.281	September 28, 2012	18.890	13.496	16.909
September 28, 2007	58.082	48.686	52.045	December 31, 2012	23.690	16.728	23.394
December 31, 2007	57.401	42.843	47.225	March 28, 2013	26.013	21.159	21.159
March 31, 2008	46.271	33.447	39.971	June 28, 2013	25.317	19.562	19.966
June 30, 2008	47.907	37.731	38.501	September 30, 2013	26.260	18.929	22.864
September 30, 2008	43.379	33.398	33.544	December 31, 2013	26.367	22.785	24.792
December 31, 2008	37.478	12.902	15.774	March 31, 2014	29.079	22.594	24.273
March 31, 2009	15.959	6.816	12.415	June 30, 2014	25.726	21.939	23.118
June 30, 2009	20.808	12.366	18.725	September 30, 2014	23.294	17.608	17.750
September 30, 2009	29.737	16.933	29.737	December 31, 2014	21.390	16.658	18.826
December 31, 2009	30.331	24.976	25.375	March 31, 2015	23.686	18.567	22.448
March 31, 2010	30.283	24.849	30.283	June 30, 2015	26.402	22.932	24.934
June 30, 2010	34.158	24.440	25.662	September 30, 2015	28.056	24.199	25.389
September 30, 2010	31.597	25.219	28.598	December 31, 2015	28.423	24.992	28.296
December 31, 2010	34.650	28.359	34.216	March 31, 2016	27.894	22.266	24.175
March 31, 2011	38.413	32.551	34.669	June 30, 2016	25.511	18.870	20.310
June 30, 2011	35.424	31.933	35.200	September 30, 2016	26.865	19.000	26.365
September 30, 2011	36.222	16.709	18.851	December 30, 2016	29.590	25.790	27.825
December 30, 2011	20.156	10.365	13.228	March 16, 2017	30.740	27.460	30.620
March 30, 2012	19.236	11.636	16.836				

Societe Generale SA is a financial services company.

QUARTER ENDING	QUARTER HIGH	QUARTER LOW	QUARTER CLOSE	QUARTER ENDING	QUARTER HIGH	QUARTER LOW	QUARTER CLOSE
March 30, 2007	124.738	106.480	114.775	June 29, 2012	21.930	15.465	18.410
June 29, 2007	140.548	113.781	122.014	September 28, 2012	25.030	15.400	22.100
September 28, 2007	124.020	98.371	104.404	December 31, 2012	29.750	22.505	28.340
December 31, 2007	113.373	83.307	87.769	March 28, 2013	34.140	25.475	25.630
March 31, 2008	87.033	58.128	58.782	June 28, 2013	32.155	24.300	26.400
June 30, 2008	74.355	52.224	52.404	September 30, 2013	38.230	25.865	36.830
September 30, 2008	66.279	48.025	58.763	December 31, 2013	42.480	37.850	42.220
December 31, 2008	65.057	26.083	34.121	March 31, 2014	48.375	40.980	44.705
March 31, 2009	35.372	18.008	27.960	June 30, 2014	47.645	38.255	38.255
June 30, 2009	42.177	28.244	36.855	September 30, 2014	41.655	35.410	40.420
September 30, 2009	53.787	35.182	52.129	December 31, 2014	40.665	33.885	34.990
December 31, 2009	50.887	43.560	48.950	March 31, 2015	45.630	32.825	44.970
March 31, 2010	52.200	38.380	46.565	June 30, 2015	46.755	41.645	41.870
June 30, 2010	47.345	30.330	34.300	September 30, 2015	48.330	38.095	39.850
September 30, 2010	46.360	32.860	42.250	December 31, 2015	45.405	39.625	42.570
December 31, 2010	44.845	35.705	40.220	March 31, 2016	41.730	27.465	32.480
March 31, 2011	52.040	39.330	45.850	June 30, 2016	37.310	26.385	28.210
June 30, 2011	47.850	37.670	40.920	September 30, 2016	33.340	26.400	30.780
September 30, 2011	42.440	15.305	20.000	December 30, 2016	47.500	30.465	46.745
December 30, 2011	23.390	15.050	17.205	March 16, 2017	48.665	41.430	47.120
March 30, 2012	25.395	15.000	21.965				

ING Groep N.V. is a financial institution offering banking services.

QUARTER ENDING	QUARTER HIGH	QUARTER LOW	QUARTER CLOSE	QUARTER ENDING	QUARTER HIGH	QUARTER LOW	QUARTER CLOSE
March 30, 2007	26.638	22.967	24.303	June 29, 2012	6.299	4.532	5.266
June 29, 2007	26.492	24.326	25.179	September 28, 2012	6.890	4.697	6.149
September 28, 2007	25.517	21.769	23.904	December 31, 2012	7.248	6.349	7.061
December 31, 2007	24.918	18.721	20.541	March 28, 2013	7.823	5.537	5.537

March 31, 2008	20.126	15.419	18.214
June 30, 2008	19.830	15.553	15.553
September 30, 2008	17.654	11.015	11.464
December 31, 2008	13.822	4.093	5.629
March 31, 2009	6.588	1.920	3.187
June 30, 2009	6.450	3.463	5.507
September 30, 2009	9.368	4.905	9.368
December 31, 2009	9.641	5.610	6.900
March 31, 2010	7.770	6.140	7.392
June 30, 2010	7.884	5.515	6.176
September 30, 2010	7.893	5.988	7.610
December 31, 2010	8.158	6.802	7.280
March 31, 2011	9.412	7.216	8.931
June 30, 2011	9.215	7.847	8.489
September 30, 2011	8.673	4.492	5.333
December 30, 2011	7.118	4.718	5.560
March 30, 2012	7.485	5.455	6.247
June 28, 2013	7.335	5.558	7.000
September 30, 2013	8.985	6.978	8.351
December 31, 2013	10.100	8.501	10.100
March 31, 2014	10.930	9.633	10.275
June 30, 2014	10.885	9.501	10.260
September 30, 2014	11.950	9.603	11.310
December 31, 2014	11.780	10.070	10.830
March 31, 2015	13.955	10.350	13.645
June 30, 2015	15.485	13.450	14.810
September 30, 2015	15.900	12.380	12.650
December 31, 2015	13.740	11.920	12.450
March 31, 2016	12.215	9.302	10.630
June 30, 2016	11.470	8.607	9.179
September 30, 2016	11.450	8.549	10.990
December 30, 2016	13.725	10.880	13.370
March 16, 2017	14.620	12.930	14.420

Intesa Sanpaolo S.p.A. is a banking company.

QUARTER ENDING	QUARTER HIGH	QUARTER LOW	QUARTER CLOSE
March 30, 2007	5.519	4.879	5.294
June 29, 2007	5.824	5.079	5.149
September 28, 2007	5.336	4.827	5.041
December 31, 2007	5.250	4.753	5.037
March 31, 2008	4.949	3.924	4.157
June 30, 2008	4.526	3.370	3.403
September 30, 2008	3.755	3.175	3.606
December 31, 2008	3.658	2.005	2.380
March 31, 2009	2.589	1.313	1.944
June 30, 2009	2.499	1.904	2.152
September 30,	2.914	2.005	2.835

QUARTER ENDING	QUARTER HIGH	QUARTER LOW	QUARTER CLOSE
June 29, 2012	1.332	0.962	1.118
September 28, 2012	1.365	0.879	1.183
December 31, 2012	1.360	1.185	1.300
March 28, 2013	1.525	1.124	1.142
June 28, 2013	1.477	1.126	1.231
September 30, 2013	1.705	1.223	1.525
December 31, 2013	1.841	1.612	1.794
March 31, 2014	2.460	1.783	2.460
June 30, 2014	2.612	2.200	2.256
September 30, 2014	2.466	2.106	2.406
December 31,	2.554	2.100	2.422

2009			
December 31, 2009	3.001	2.633	2.954
March 31, 2010	3.004	2.399	2.586
June 30, 2010	2.720	1.846	2.049
September 30, 2010	2.476	1.972	2.234
December 31, 2010	2.511	1.880	1.904
March 31, 2011	2.429	1.774	1.958
June 30, 2011	2.144	1.676	1.836
September 30, 2011	1.913	0.868	1.190
December 30, 2011	1.407	1.079	1.294
March 30, 2012	1.596	1.101	1.344

2014			
March 31, 2015	3.206	2.248	3.166
June 30, 2015	3.478	2.952	3.252
September 30, 2015	3.596	2.962	3.156
December 31, 2015	3.280	2.962	3.088
March 31, 2016	3.040	2.146	2.434
June 30, 2016	2.490	1.550	1.702
September 30, 2016	2.192	1.590	1.974
December 30, 2016	2.460	1.928	2.426
March 16, 2017	2.558	2.076	2.472

KBC Group NV is a Belgian bank.

QUARTER ENDING	QUARTER HIGH	QUARTER LOW	QUARTER CLOSE	QUARTER ENDING	QUARTER HIGH	QUARTER LOW	QUARTER CLOSE
March 30, 2007	99.850	85.850	93.110	June 29, 2012	18.505	11.450	16.665
June 29, 2007	106.240	93.530	100.020	September 28, 2012	21.915	14.565	18.670
September 28, 2007	101.350	86.450	96.480	December 31, 2012	26.230	17.805	26.150
December 31, 2007	101.150	87.430	96.200	March 28, 2013	30.155	25.835	26.870
March 31, 2008	94.970	74.170	82.140	June 28, 2013	32.800	26.310	28.605
June 30, 2008	90.500	70.530	70.530	September 30, 2013	36.830	27.755	36.315
September 30, 2008	70.980	56.470	59.730	December 31, 2013	42.000	37.005	41.250
December 31, 2008	63.240	18.185	21.450	March 31, 2014	46.190	40.410	44.650
March 31, 2009	24.000	5.500	12.190	June 30, 2014	46.105	38.700	39.750
June 30, 2009	24.020	11.530	13.000	September 30, 2014	44.040	38.340	42.165
September 30, 2009	35.200	10.305	34.325	December 31, 2014	46.940	38.005	46.495
December 31, 2009	39.405	26.340	30.375	March 31, 2015	58.250	44.305	57.560
March 31, 2010	37.045	28.555	35.855	June 30, 2015	62.360	57.020	59.940
June 30, 2010	38.000	27.060	31.835	September 30, 2015	65.340	54.380	56.370
September 30, 2010	36.475	30.525	32.905	December 31, 2015	58.580	52.630	57.670
December 31, 2010	33.905	25.465	25.500	March 31, 2016	57.390	45.045	45.335
March 31, 2011	32.550	22.725	26.535	June 30, 2016	53.580	40.240	43.920

June 30, 2011	29.390	25.170	27.100
September 30, 2011	27.920	13.685	17.500
December 30, 2011	19.105	7.730	9.731
March 30, 2012	20.780	9.149	18.810

September 30, 2016	54.600	39.820	51.820
December 30, 2016	61.280	51.560	58.830
March 16, 2017	63.560	57.020	63.560

Natixis S.A. is a France-based company engaged in banking, financial and investment services.

QUARTER ENDING	QUARTER HIGH	QUARTER LOW	QUARTER CLOSE	QUARTER ENDING	QUARTER HIGH	QUARTER LOW	QUARTER CLOSE
March 30, 2007	11.954	9.414	9.556	June 29, 2012	2.302	1.445	1.689
June 29, 2007	10.920	9.335	9.487	September 28, 2012	2.106	1.414	1.954
September 28, 2007	9.902	7.215	8.160	December 31, 2012	2.171	1.834	2.034
December 31, 2007	9.235	5.945	6.895	March 28, 2013	2.773	2.105	2.363
March 31, 2008	6.811	4.161	5.347	June 28, 2013	2.918	2.288	2.565
June 30, 2008	6.528	3.699	3.699	September 30, 2013	3.545	2.587	3.391
September 30, 2008	3.846	1.755	1.827	December 31, 2013	4.096	3.498	4.096
December 31, 2008	2.138	0.961	0.997	March 31, 2014	5.121	4.076	5.109
March 31, 2009	1.165	0.638	1.020	June 30, 2014	5.408	4.487	4.487
June 30, 2009	1.548	1.027	1.100	September 30, 2014	5.374	4.504	5.221
September 30, 2009	3.286	0.999	3.286	December 31, 2014	5.574	4.700	5.257
December 31, 2009	3.589	2.607	2.829	March 31, 2015	6.697	5.006	6.671
March 31, 2010	3.198	2.503	3.186	June 30, 2015	7.422	6.165	6.312
June 30, 2010	3.293	2.545	2.887	September 30, 2015	6.982	4.712	4.829
September 30, 2010	3.843	2.649	3.350	December 31, 2015	5.805	4.721	5.101
December 31, 2010	3.628	2.706	2.792	March 31, 2016	5.086	3.774	4.231
March 31, 2011	3.445	2.835	3.183	June 30, 2016	4.799	3.270	3.409
June 30, 2011	3.322	2.599	2.760	September 30, 2016	4.149	3.077	4.149
September 30, 2011	2.859	1.595	1.900	December 30, 2016	5.494	4.113	5.360
December 30, 2011	2.016	1.359	1.551	March 16, 2017	5.689	5.150	5.667
March 30, 2012	2.434	1.484	2.301				

Mediobanca S.p.A. is an Italy-based bank.

QUARTER ENDING	QUARTER HIGH	QUARTER LOW	QUARTER CLOSE	QUARTER ENDING	QUARTER HIGH	QUARTER LOW	QUARTER CLOSE
March 30, 2007	17.452	15.260	15.885	June 29, 2012	4.390	2.818	3.474
June 29, 2007	17.245	15.638	16.054	September 28, 2012	4.394	2.432	4.158
September 28, 2007	16.076	14.127	14.610	December 31, 2012	4.672	4.062	4.662
December 31, 2007	15.686	13.333	13.448	March 28, 2013	5.595	3.970	3.970
March 31, 2008	13.377	11.065	12.371	June 28, 2013	5.180	3.780	4.000
June 30, 2008	13.019	9.948	10.286	September 30, 2013	5.435	4.208	5.155
September 30, 2008	10.220	8.724	9.043	December 31, 2013	6.725	5.365	6.360
December 31, 2008	9.147	6.871	6.871	March 31, 2014	8.300	6.310	8.300
March 31, 2009	7.638	4.600	6.086	June 30, 2014	8.410	6.580	7.280
June 30, 2009	8.924	6.171	8.081	September 30, 2014	7.490	5.915	6.810
September 30, 2009	9.571	7.700	9.340	December 31, 2014	7.410	5.990	6.770
December 31, 2009	9.690	7.840	8.315	March 31, 2015	9.000	6.465	8.935
March 31, 2010	8.830	7.340	7.955	June 30, 2015	9.555	8.490	8.795
June 30, 2010	8.090	5.765	6.160	September 30, 2015	9.940	8.165	8.790
September 30, 2010	7.130	6.010	6.820	December 31, 2015	9.345	8.245	8.885
December 31, 2010	7.655	6.340	6.660	March 31, 2016	8.590	5.650	6.330
March 31, 2011	8.010	6.555	7.220	June 30, 2016	7.305	4.632	5.155
June 30, 2011	7.940	6.505	6.985	September 30, 2016	6.935	4.712	5.790
September 30, 2011	7.195	5.400	5.915	December 30, 2016	7.935	5.775	7.755
December 30, 2011	6.105	4.322	4.446	March 16, 2017	8.785	7.445	8.410
March 30, 2012	5.065	3.824	4.404				

Banco Popular Espanol, S.A. is a Spain-based commercial bank.

QUARTER ENDING	QUARTER HIGH	QUARTER LOW	QUARTER CLOSE	QUARTER ENDING	QUARTER HIGH	QUARTER LOW	QUARTER CLOSE
March 30, 2007	37.827	34.050	37.632	June 29, 2012	6.556	3.897	4.346
June 29, 2007	39.070	33.416	33.684	September 28, 2012	4.667	3.132	4.146
September 28, 2007	34.244	28.395	29.370	December 31, 2012	3.890	2.426	2.628
December 31, 2007	30.540	27.810	28.517	March 28, 2013	3.427	2.592	2.592

March 31, 2008	28.809	22.399	28.029
June 30, 2008	29.687	21.424	21.424
September 30, 2008	21.205	16.257	20.205
December 31, 2008	21.619	13.673	14.819
March 31, 2009	16.135	8.141	11.626
June 30, 2009	16.184	11.772	15.136
September 30, 2009	18.572	13.905	16.696
December 31, 2009	16.172	12.504	12.504
March 31, 2010	14.263	11.641	13.283
June 30, 2010	14.617	9.289	10.254
September 30, 2010	12.854	10.317	11.334
December 31, 2010	11.512	9.359	9.359
March 31, 2011	11.321	8.633	10.110
June 30, 2011	10.700	9.021	9.459
September 30, 2011	9.774	7.592	8.482
December 30, 2011	8.774	6.812	8.579
March 30, 2012	8.969	6.556	6.556
June 28, 2013	2.920	2.113	2.113
September 30, 2013	3.992	2.191	3.560
December 31, 2013	3.962	3.449	3.934
March 31, 2014	4.987	3.898	4.916
June 30, 2014	5.309	4.281	4.378
September 30, 2014	4.579	3.786	4.348
December 31, 2014	4.563	3.662	3.732
March 31, 2015	4.155	3.283	4.089
June 30, 2015	4.350	3.899	3.899
September 30, 2015	3.995	2.868	2.923
December 31, 2015	3.505	2.699	2.730
March 31, 2016	2.694	1.830	2.052
June 30, 2016	2.274	1.151	1.151
September 30, 2016	1.300	1.083	1.101
December 30, 2016	1.137	0.771	0.918
March 16, 2017	1.010	0.796	0.922

Raiffeisen Bank International AG is an Austria-based bank that focuses on corporate and retail banking sector.

QUARTER ENDING	QUARTER HIGH	QUARTER LOW	QUARTER CLOSE
March 30, 2007	114.868	94.719	100.915
June 29, 2007	116.841	96.146	112.713
September 28, 2007	117.310	95.639	98.157
December 31, 2007	112.052	94.087	99.211
March 31, 2008	97.975	70.865	82.691
June 30, 2008	105.531	77.731	77.731
September 30, 2008	81.973	47.853	47.853
December 31, 2008	50.563	15.542	18.482
March 31, 2009	23.941	12.449	20.311
June 30, 2009	28.557	20.331	23.701
September 30,	42.672	22.763	42.672
June 29, 2012	25.056	20.972	24.659
September 28, 2012	28.049	22.653	26.991
December 31, 2012	31.942	27.637	30.122
March 28, 2013	32.162	25.186	25.392
June 28, 2013	26.761	21.451	21.451
September 30, 2013	26.004	19.110	23.165
December 31, 2013	26.814	22.849	24.535
March 31, 2014	31.267	20.600	24.200
June 30, 2014	26.710	21.050	23.315
September 30, 2014	24.500	17.220	17.220
December 31,	17.350	11.510	12.535

2009			
December 31, 2009	45.832	37.022	37.826
March 31, 2010	40.939	29.227	33.709
June 30, 2010	38.114	28.911	30.156
September 30, 2010	34.954	27.776	32.751
December 31, 2010	40.795	32.617	39.263
March 31, 2011	43.189	36.543	37.501
June 30, 2011	38.305	31.152	34.029
September 30, 2011	35.428	18.372	21.216
December 30, 2011	22.265	13.555	19.215
March 30, 2012	27.819	17.845	25.377

2014			
March 31, 2015	14.420	9.005	13.020
June 30, 2015	15.590	12.405	13.050
September 30, 2015	14.210	10.900	11.710
December 31, 2015	15.690	11.660	13.605
March 31, 2016	13.945	10.210	13.315
June 30, 2016	14.170	10.675	11.275
September 30, 2016	13.560	10.445	13.555
December 30, 2016	18.290	13.590	17.380
March 16, 2017	23.130	18.400	22.155

Banco de Sabadell S.A. is a Spain-based financial institution primarily engaged in the banking sector.

QUARTER ENDING	QUARTER HIGH	QUARTER LOW	QUARTER CLOSE
March 30, 2007	5.477	4.570	5.016
June 29, 2007	4.949	3.927	4.705
September 28, 2007	4.807	3.635	3.635
December 31, 2007	4.251	3.358	3.690
March 31, 2008	3.832	3.155	3.283
June 30, 2008	3.507	2.011	2.559
September 30, 2008	3.209	2.566	3.013
December 31, 2008	3.581	2.823	3.422
March 31, 2009	3.432	2.623	2.623
June 30, 2009	2.956	2.342	2.768
September 30, 2009	2.936	2.156	2.566
December 31, 2009	3.125	2.514	2.534
March 31, 2010	2.552	2.035	2.035
June 30, 2010	2.501	1.934	2.129
September 30, 2010	2.177	1.923	1.966
December 31, 2010	2.038	1.580	1.852
March 31, 2011	2.208	1.549	2.024

QUARTER ENDING	QUARTER HIGH	QUARTER LOW	QUARTER CLOSE
June 29, 2012	1.635	1.056	1.269
September 28, 2012	1.904	1.040	1.730
December 31, 2012	1.846	1.471	1.635
March 28, 2013	1.785	1.201	1.201
June 28, 2013	1.339	1.069	1.069
September 30, 2013	1.742	1.123	1.675
December 31, 2013	1.737	1.569	1.707
March 31, 2014	2.178	1.653	2.036
June 30, 2014	2.411	2.006	2.263
September 30, 2014	2.299	1.989	2.129
December 31, 2014	2.150	1.854	2.003
March 31, 2015	2.258	1.902	2.242
June 30, 2015	2.374	2.139	2.139
September 30, 2015	2.225	1.581	1.623
December 31, 2015	1.992	1.592	1.616
March 31, 2016	1.719	1.374	1.563
June 30, 2016	1.739	1.164	1.179

June 30, 2011	2.050	1.603	1.632
September 30, 2011	5.477	4.570	5.016
December 30, 2011	4.949	3.927	4.705
March 30, 2012	4.807	3.635	3.635

September 30, 2016	1.288	1.091	1.140
December 30, 2016	1.398	1.111	1.323
March 16, 2017	1.654	1.298	1.654

Banco Santander S.A. is a retail and commercial bank.

QUARTER ENDING	QUARTER HIGH	QUARTER LOW	QUARTER CLOSE
March 30, 2007	13.985	12.717	13.790
June 29, 2007	13.603	10.414	11.766
September 28, 2007	13.258	10.881	10.881
December 31, 2007	11.636	9.277	9.790
March 31, 2008	10.899	5.110	6.750
June 30, 2008	7.240	4.000	5.190
September 30, 2008	8.600	5.390	8.560
December 31, 2008	11.220	8.120	11.000
March 31, 2009	11.955	10.415	11.550
June 30, 2009	11.980	9.235	9.840
September 30, 2009	10.790	7.355	8.740
December 31, 2009	10.430	8.684	9.317
March 31, 2010	9.630	7.300	7.928
June 30, 2010	9.317	7.396	8.192
September 30, 2010	8.661	7.509	7.963
December 31, 2010	8.173	5.264	6.224
March 31, 2011	6.437	5.130	5.870
June 30, 2011	6.595	5.445	5.770
September 30, 2011	13.985	12.717	13.790
December 30, 2011	13.603	10.414	11.766
March 30, 2012	13.258	10.881	10.881

QUARTER ENDING	QUARTER HIGH	QUARTER LOW	QUARTER CLOSE
June 29, 2012	5.779	4.250	5.221
September 28, 2012	6.290	4.038	5.795
December 31, 2012	6.129	5.433	6.100
March 28, 2013	6.620	5.231	5.242
June 28, 2013	5.630	4.844	4.902
September 30, 2013	6.082	4.870	6.028
December 31, 2013	6.774	6.040	6.506
March 31, 2014	6.921	6.221	6.921
June 30, 2014	7.885	6.931	7.630
September 30, 2014	7.898	7.135	7.611
December 31, 2014	7.555	6.633	6.996
March 31, 2015	7.031	5.890	7.017
June 30, 2015	7.152	6.264	6.264
September 30, 2015	6.764	4.611	4.744
December 31, 2015	5.370	4.445	4.558
March 31, 2016	4.514	3.310	3.874
June 30, 2016	4.627	3.300	3.429
September 30, 2016	4.222	3.320	3.947
December 30, 2016	5.033	3.913	4.959
March 16, 2017	5.635	5.041	5.635

Unione di Banche Italiane S.p.A. is a holding company that holds interests in banks, financial companies, insurance companies, asset management and trust service companies.

QUARTER ENDING	QUARTER HIGH	QUARTER LOW	QUARTER CLOSE	QUARTER ENDING	QUARTER HIGH	QUARTER LOW	QUARTER CLOSE
March 30, 2007	20.890	18.961	20.740	June 29, 2012	3.178	2.188	2.570
June 29, 2007	21.217	17.573	17.648	September 28, 2012	3.334	1.837	2.876
September 28, 2007	18.127	16.735	17.650	December 31, 2012	3.534	2.694	3.506
December 31, 2007	18.240	16.975	17.613	March 28, 2013	4.018	2.780	2.874
March 31, 2008	17.453	13.764	15.195	June 28, 2013	3.544	2.700	2.782
June 30, 2008	16.480	13.906	13.942	September 30, 2013	4.102	2.690	3.738
September 30, 2008	15.347	13.236	14.438	December 31, 2013	5.150	3.974	4.936
December 31, 2008	14.326	9.635	9.635	March 31, 2014	6.840	4.840	6.840
March 31, 2009	10.946	5.758	7.767	June 30, 2014	7.520	5.780	6.320
June 30, 2009	10.749	8.015	8.680	September 30, 2014	6.810	5.355	6.660
September 30, 2009	10.365	8.010	9.822	December 31, 2014	6.610	5.410	5.960
December 31, 2009	10.206	8.563	9.401	March 31, 2015	7.285	5.315	7.285
March 31, 2010	9.832	8.446	9.354	June 30, 2015	7.735	6.800	7.195
June 30, 2010	9.766	6.273	6.648	September 30, 2015	7.810	6.230	6.340
September 30, 2010	7.884	6.479	6.657	December 31, 2015	7.150	5.830	6.200
December 31, 2010	7.420	5.979	6.133	March 31, 2016	5.960	2.976	3.252
March 31, 2011	7.374	5.641	5.646	June 30, 2016	3.850	2.420	2.474
June 30, 2011	5.824	3.780	3.882	September 30, 2016	2.818	1.995	2.050
September 30, 2011	4.176	2.200	2.802	December 30, 2016	2.812	1.996	2.612
December 30, 2011	3.412	2.506	3.166	March 16, 2017	3.660	2.800	3.362
March 30, 2012	3.980	2.774	3.178				

UniCredit S.p.A, formerly Unicredito Italiano S.p.A., is a banking and financial services company.

QUARTER ENDING	QUARTER HIGH	QUARTER LOW	QUARTER CLOSE	QUARTER ENDING	QUARTER HIGH	QUARTER LOW	QUARTER CLOSE
March 30, 2007	196.477	173.236	189.894	June 29, 2012	18.552	11.957	14.934
June 29, 2007	204.632	176.088	176.674	September 28, 2012	19.103	11.696	16.196

September 28, 2007	179.020	152.235	159.911
December 31, 2007	169.399	136.484	151.355
March 31, 2008	151.942	110.205	112.923
June 30, 2008	134.378	103.329	103.622
September 30, 2008	106.953	69.241	69.241
December 31, 2008	82.167	40.138	46.507
March 31, 2009	52.504	19.283	33.101
June 30, 2009	63.813	35.180	56.565
September 30, 2009	85.715	51.775	84.139
December 31, 2009	87.212	71.061	73.819
March 31, 2010	76.243	60.400	72.200
June 30, 2010	75.501	51.489	60.698
September 30, 2010	73.273	59.245	61.820
December 31, 2010	63.965	49.212	51.093
March 31, 2011	65.912	48.650	57.562
June 30, 2011	59.509	44.987	48.188
September 30, 2011	50.730	21.470	26.487
December 30, 2011	34.788	21.157	21.190
March 30, 2012	22.440	11.456	18.822

December 31, 2012	19.063	16.647	18.572
March 28, 2013	24.034	16.467	16.687
June 28, 2013	22.019	16.226	18.031
September 30, 2013	24.976	17.720	23.613
December 31, 2013	28.213	24.946	26.961
March 31, 2014	33.225	26.860	33.225
June 30, 2014	34.427	28.840	30.644
September 30, 2014	32.147	27.863	31.370
December 31, 2014	31.596	25.582	26.735
March 31, 2015	31.947	24.605	31.721
June 30, 2015	32.824	29.942	30.193
September 30, 2015	31.972	26.986	27.913
December 31, 2015	30.719	24.615	25.733
March 31, 2016	25.131	13.881	15.886
June 30, 2016	17.850	9.416	9.872
September 30, 2016	11.907	8.785	10.383
December 30, 2016	14.392	9.426	13.701
March 16, 2017	14.718	12.160	14.600

Supplemental Discussion of U.S. Federal Income Tax Consequences

General. The following is a general description of certain U.S. federal tax considerations relating to the Notes. Prospective purchasers of the Notes should consult their tax advisors as to the consequences under the tax laws of the country of which they are a resident for tax purposes and the tax laws of the U.S. of acquiring, holding and disposing of the Notes and receiving payments under the Notes. This summary is based upon the law as in effect on the date of this pricing supplement and is subject to any change in law that may take effect after such date. This discussion replaces the federal income tax discussions in the product prospectus supplement and accompanying prospectus.

This discussion applies to you only if you are the original investor in the Notes and you hold your Notes as capital assets for U.S. federal income tax purposes. This section does not apply to you if you are a member of a class of holders subject to special rules, such as:

- a dealer in securities or currencies,
- a trader in securities that elects to use a mark-to-market method of accounting for your securities holdings,
- a financial institution or a bank,
- a regulated investment company or a real estate investment trust or a common trust fund,
- a life insurance company,
- a tax-exempt organization or an investor holding the Notes in a tax-advantaged account (such as an "Individual Retirement Account" or "Roth IRA"),
- a person that owns Notes as part of a straddle or a hedging or conversion transaction, or who has entered into a "constructive sale" with respect to a Note for tax purposes, or
- a U.S. holder (as defined below) whose functional currency for tax purposes is not the U.S. dollar.

This discussion is based on the Internal Revenue Code of 1986, as amended (the "Code"), its legislative history, existing and proposed regulations under the Code, published rulings and court decisions, all as currently in effect as of the date of this pricing supplement. These laws are subject to change, possibly on a retroactive basis.

This discussion, other than the section entitled "Non-U.S. Holders" below, is applicable to you only if you are a U.S. holder. You are a U.S. holder if you are a beneficial owner of a Note and you are: (i) a citizen or resident of the U.S., (ii) a domestic corporation, (iii) an estate whose income is subject to U.S. federal income tax regardless of its source, or (iv) a trust if a U.S. court can exercise primary supervision over the trust's administration and one or more U.S. persons are authorized to control all substantial decisions of the trust.

An individual may, subject to certain exceptions, be deemed to be a resident of the U.S. by reason of being present in the U.S. for at least 31 days in the calendar year and for an aggregate of at least 183 days during a three-year period ending in the current calendar year (counting for such purposes all of the days present in the current year, one-third of the days present in the immediately preceding year, and one-sixth of the days present in the second preceding year).

If a partnership holds the Notes, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the tax treatment of the partnership. A partner in a partnership holding the Notes should consult its tax advisor with regard to the U.S. federal income tax treatment of an investment in the Notes.

Section 1297. We will not attempt to ascertain whether any Basket Component Issuer would be treated as a "passive foreign investment company" (a "PFIC") within the meaning of Section 1297 of the Code. If any such entity were so treated, certain adverse U.S. federal income tax consequences might apply upon the sale, exchange or retirement of a Note. You should refer to information filed with the SEC or the equivalent governmental authority by such entities and consult your tax advisor regarding the possible consequences to you if any such entity is or becomes a PFIC.

U.S. Tax Treatment. No statutory, judicial or administrative authority directly discusses how the Notes should be treated for U.S. federal income tax purposes. As a result, the U.S. federal income tax consequences of your investment in the Notes are uncertain. Accordingly, we urge you to consult your tax advisor as to the tax consequences of your investment in the Notes (and of having agreed to the required tax treatment of your Notes described below) and as to the application of state, local or other tax laws to your investment in your Notes and the possible effects of changes in federal or other tax laws.

Pursuant to the terms of the Notes, TD and you agree, in the absence of a statutory, regulatory, administrative or judicial ruling to the contrary, to characterize your Notes as pre-paid derivative contracts with respect to the Basket. If your Notes are so treated, you should generally recognize gain or loss upon the sale, exchange, redemption or maturity of your Notes in an amount equal to the difference between the amount you receive at such time and the amount you paid for your

Notes. Such gain or loss should generally be long-term capital gain or loss if you have held your Notes for more than one year (otherwise such gain or loss should be short-term capital gain or loss). The deductibility of capital losses is subject to limitations.

In the opinion of our counsel, Cadwalader, Wickersham & Taft LLP, it would be reasonable to treat your Notes in the manner described above. However, because there is no authority that specifically addresses the tax treatment of the Notes, it is possible that your Notes could alternatively be treated for tax purposes as a single contingent payment debt instrument, or pursuant to some other characterization, such that the timing and character of your income from the Notes could differ materially from the treatment described above.

Possible Change in Law. The Internal Revenue Service ("IRS") released a notice that may affect the taxation of holders of the Notes. According to Notice 2008-2, the IRS and the Treasury Department are actively considering whether a holder of an instrument such as the Notes should be required to accrue ordinary income on a current basis, and they are seeking taxpayer comments on the subject. It is not possible to determine what guidance they will ultimately issue, if any. It is possible, however, that under such guidance, holders of the Notes will ultimately be required to accrue income currently and this could be applied on a retroactive basis. The IRS and the Treasury Department are also considering other relevant issues, including whether additional gain or loss from such instruments should be treated as ordinary or capital, whether non-U.S. holders of such instruments should be subject to withholding tax on any deemed income accruals, and whether the special "constructive ownership rules" of Section 1260 of the Code should be applied to such instruments.

In 2007, legislation was introduced in Congress that, if enacted, would have required holders of Notes purchased after the bill was enacted to accrue interest income over the term of the Notes despite the fact that there will be no interest payments over the term of the Notes. It is not possible to predict whether a similar or identical bill will be enacted in the future, or whether any such bill would affect the tax treatment of your Notes.

Additionally, in 2013 the House Ways and Means Committee released in draft form certain proposed legislation relating to financial instruments. If enacted, the effect of this legislation generally would be to require instruments such as the Notes to be marked to market on an annual basis with all gains and losses to be treated as ordinary, subject to certain exceptions.

It is impossible to predict what any such legislation or administrative or regulatory guidance might provide, and whether the effective date of any legislation or guidance will affect Notes that were issued before the date that such legislation or guidance is issued. You are urged to consult your tax advisor as to the possibility that any legislative or administrative action may adversely affect the tax treatment of your Notes.

Medicare Tax on Net Investment Income. U.S. holders that are individuals or estates and certain trusts are subject to an additional 3.8% tax on all or a portion of their "net investment income," or "undistributed net investment income" in the case of an estate or trust, which may include any income or gain with respect to the Notes, to the extent of their net investment income or undistributed net investment income (as the case may be) that, when added to their other modified adjusted gross income, exceeds $200,000 for an unmarried individual, $250,000 for a married taxpayer filing a joint return (or a surviving spouse), $125,000 for a married individual filing a separate return, or the dollar amount at which the highest tax bracket begins for an estate or trust (which, in 2017, is $12,500). The 3.8% Medicare tax is determined in a different manner than the regular income tax. U.S. holders should consult their advisors with respect to the 3.8% Medicare tax.

Specified Foreign Financial Assets. U.S. holders may be subject to reporting obligations with respect to their Notes if they do not hold their Notes in an account maintained by a financial institution and the aggregate value of their Notes and certain other "specified foreign financial assets" (applying certain attribution rules) exceeds $50,000. Significant penalties can apply if a U.S. holder is required to disclose its Notes and fails to do so.

Treasury Regulations Requiring Disclosure of Reportable Transactions. Treasury regulations require U.S. taxpayers to report certain transactions ("Reportable Transactions") on IRS Form 8886. An investment in the Notes or a sale of the Notes should generally not be treated as a Reportable Transaction under current law, but it is possible that future legislation, regulations or administrative rulings could cause your investment in the Notes or a sale of the Notes to be treated as a Reportable Transaction. You should consult with your tax advisor regarding any tax filing and reporting obligations that may apply in connection with acquiring, owning and disposing of Notes.

Backup Withholding and Information Reporting. The proceeds received from a sale, exchange, redemption or maturity of the Notes will be subject to information reporting unless you are an "exempt recipient" and may also be subject to backup withholding at the rate specified in the Code if you fail to provide certain identifying information (such as an accurate taxpayer number, if you are a U.S. holder) or meet certain other conditions.

Amounts withheld under the backup withholding rules are not additional taxes and may be refunded or credited against your U.S. federal income tax liability, provided the required information is furnished to the IRS.

Non-U.S. Holders. This section applies only if you are a non-U.S. holder. For these purposes, you are a non-U.S. holder if you are the beneficial owner of the Notes and are, for U.S. federal income tax purposes, a non-resident alien individual, a foreign corporation, or an estate or trust that, in either case, is not subject to U.S. federal income tax on a net income basis on income or gain from the Notes.

If you are a non-U.S. holder, you should generally not be subject to U.S. withholding tax with respect to payments on your Notes or to generally applicable information reporting and backup withholding requirements with respect to payments on your Notes if you comply with certain certification and identification requirements as to your non-U.S. status including providing us (and/or the applicable withholding agent) a properly executed and fully completed applicable IRS Form W-8. Gain from the sale, exchange, redemption or maturity of the Notes generally will not be subject to U.S. tax unless such gain is effectively connected with a trade or business conducted by you in the U.S. or unless you are a non-resident alien individual and are present in the U.S. for 183 days or more during the taxable year of such sale, exchange, redemption or maturity and certain other conditions are satisfied.

Section 871(m). A 30% withholding tax (which may be reduced by an applicable income tax treaty) is imposed under Section 871(m) of the Code on certain "dividend equivalents" paid or deemed paid to a non-U.S. holder with respect to a "specified equity-linked instrument" that references one or more dividend-paying U.S. equity securities. The withholding tax can apply even if the instrument does not provide for payments that reference dividends. Treasury regulations provide that the withholding tax applies to all dividend equivalents paid or deemed paid on specified equity-linked instruments that have a delta of one ("delta one specified equity-linked instruments") issued after 2016 and to all dividend equivalents paid or deemed paid on all other specified equity-linked instruments issued after 2017.

Based on our determination that the Notes are not "delta-one" with respect to the Basket or any Basket Component our counsel is of the opinion that the Notes should not be delta one specified equity-linked instruments and thus should not be subject to withholding on dividend equivalents. Our determination is not binding on the IRS, and the IRS may disagree with this determination. Furthermore, the application of Section 871(m) of the Code will depend on our determinations made upon issuance of the Notes. If withholding is required, we will not make payments of any additional amounts.

Nevertheless, after issuance, it is possible that your Notes could be deemed to be reissued for tax purposes upon the occurrence of certain events affecting the Basket or the Basket Components or your Notes, and following such occurrence your Notes could be treated as delta one specified equity-linked instruments that are subject to withholding on dividend equivalents. It is also possible that withholding tax or other tax under Section 871(m) of the Code could apply to the Notes under these rules if a non-U.S. holder enters, or has entered, into certain other transactions in respect of the Basket or the Basket Components or the Notes. A non-U.S. holder that enters, or has entered, into other transactions in respect of the Basket or the Basket Components or the Notes should consult its tax advisor regarding the application of Section 871(m) of the Code to its Notes in the context of its other transactions.

Because of the uncertainty regarding the application of the 30% withholding tax on dividend equivalents to the Notes, you are urged to consult your tax advisor regarding the potential application of Section 871(m) of the Code and the 30% withholding tax to an investment in the Notes.

As discussed above, alternative characterizations of the Notes for U.S. federal income tax purposes are possible. Should an alternative characterization of the Notes cause payments with respect to the Notes to become subject to withholding tax, we (or the applicable withholding agent) will withhold tax at the applicable statutory rate and we will not make payments of any additional amounts.

Both U.S. and non-U.S. holders should consult their tax advisors regarding the U.S. federal income tax consequences of an investment in the Notes, as well as any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction (including that of TD and the Basket Component Issuers).

Supplemental Discussion of Canadian Federal Income Tax Consequences

The following section supersedes and replaces in its entirety the section of the product prospectus supplement under "Supplemental Discussion of Canadian Tax Consequences".

In the opinion of Osler, Hoskin & Harcourt LLP, special Canadian tax counsel to TD, the following is, as of the date hereof, a summary of certain Canadian federal income tax considerations under the *Income Tax Act* (Canada) (the "Canadian Tax Act") and Income Tax Regulations issued thereunder (the "Canadian Tax Regulations") generally applicable to a holder who acquires beneficial ownership of a Note pursuant to this pricing supplement, and who, for purposes of the Canadian Tax Act and any applicable income tax convention, at all relevant times, is not resident and is not deemed to be resident in Canada, and who, for purposes of the Canadian Tax Act, at all relevant times, (i) deals at arm's length with the Issuer and any Canadian resident (or deemed Canadian resident) to whom the holder disposes of the Note, (ii) is entitled to receive all payments (including any interest and principal) made on the Note as beneficial owner, (iii) is not, and deals at arm's length with each person who is, a "specified shareholder" of the Issuer for purposes of the thin capitalization rules in the Canadian Tax Act, (iv) holds the Note as capital property, (v) does not use or hold and is not deemed to use or hold the Note in or in the course of carrying on a business in Canada and (vi) is not an insurer carrying on an insurance business in Canada and elsewhere (a "Non-resident Holder").

This summary is based upon the current provisions of the Canadian Tax Act and the Canadian Tax Regulations in force as of the date hereof, all specific proposals to amend the Canadian Tax Act and the Canadian Tax Regulations publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the "Tax Proposals") and counsel's understanding of the current administrative policies and assessing practices of the CRA published in writing by the CRA prior to the date hereof. This summary is not exhaustive of all possible Canadian federal income tax considerations relevant to an investment in Notes and, except for the Tax Proposals, does not take into account or anticipate any changes in law or CRA administrative policies or assessing practices, whether by way of legislative, governmental or judicial decision or action, nor does it take into account or consider any other federal tax considerations or any provincial, territorial or foreign tax considerations, which may differ materially from those discussed herein. While this summary assumes that the Tax Proposals will be enacted in the form proposed, no assurance can be given that this will be the case, and no assurance can be given that judicial, legislative or administrative changes will not modify or change the statements below.

The following is only a general summary of certain Canadian non-resident withholding and other tax provisions which may affect a Non-resident Holder of the Notes described in this Pricing Supplement. This summary is not, and is not intended to be, and should not be construed to be, legal or tax advice to any particular Non-resident Holder and no representation with respect to the income tax consequences to any particular Non-resident Holder is made. Persons considering investing in Notes should consult their tax advisers with respect to the tax consequences of acquiring, holding and disposing of Notes having regard to their own particular circumstances.

Based in part on the published administrative position of the CRA, any amount in excess of the principal amount of a Note paid or credited or deemed for purposes of the Canadian Tax Act to be paid or credited to a Non-resident Holder on the Note should not be subject to Canadian non-resident withholding tax. Should payments with respect to the Notes become subject to such withholding tax, TD will withhold tax at the applicable statutory rate and will not make payments of any additional amounts.

Generally, there are no other Canadian taxes on income (including taxable capital gains) payable by a Non-resident Holder under the Canadian Tax Act solely as a consequence of the acquisition, ownership or disposition of a Note.

Supplemental Plan of Distribution (Conflicts of Interest)

We have appointed TDS, an affiliate of TD, as the agent for the sale of the Notes. Pursuant to the terms of a distribution agreement, TDS will purchase the Notes from TD at the public offering price less the underwriting discount set forth on the cover page of this pricing supplement for distribution to GS&Co., or has offered the Notes directly to investors. GS&Co. and its affiliates will receive a discount of $12.80 per $1,000 principal amount, comprised of $2.50 of fees and $10.30 of selling commission for Notes that it sells to investors. The Issuer or an affiliate expects to enter into swap agreements or related hedge transactions with Goldman Sachs International and/or its affiliates in connection with the sale of the Notes, and Goldman Sachs International and/or an affiliate may earn income as a result of payments pursuant to the swap, or the related hedge transactions. See "Supplemental Plan of Distribution (Conflicts of Interest)" in the product prospectus supplement. TD will reimburse TDS for certain expenses in connection with its role in the offer and sale of the Notes, and TD will pay TDS a fee in connection with its role in the offer and sale of the Notes.

Delivery of the Notes will be made against payment for the Notes on or about March 23, 2017, which is the fifth (5th) Business Day following the Pricing Date (this settlement cycle being referred to as "T+5"). Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three Business Days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes more than three Business Days prior to the Issue Date will be required to specify alternative settlement arrangements to prevent a failed settlement.

Conflicts of Interest. TDS is an affiliate of TD and, as such, has a "conflict of interest" in this offering within the meaning of Financial Industry Regulatory Authority, Inc. ("FINRA") Rule 5121. In addition, TD will receive the net proceeds (excluding the underwriting discount) from the initial public offering of the Notes, thus creating an additional conflict of interest within the meaning of FINRA Rule 5121. Consequently, the offering is being conducted in compliance with the provisions of FINRA Rule 5121. TDS is not permitted to sell Notes in this offering to an account over which it exercises discretionary authority without the prior specific written approval of the account holder.

We or GS&Co., or any of our or their respective affiliates, may use this pricing supplement in the initial sale of the Notes. In addition, we or GS&Co. or any of our or their respective affiliates may use this pricing supplement in a market-making transaction in a Note after its initial sale. *If a purchaser buys the Notes from us or GS&Co. or any of our or their respective affiliates, this pricing supplement is being used in a market-making transaction unless we or GS&Co. or any of our or their respective affiliates informs such purchaser otherwise in the confirmation of sale.*

Validity of the Notes

In the opinion of Cadwalader, Wickersham & Taft LLP, as special products counsel to TD, when the Notes offered by this pricing supplement have been executed and issued by TD and authenticated by the trustee pursuant to the indenture and delivered, paid for and sold as contemplated herein, the Notes will be valid and binding obligations of TD, enforceable against TD in accordance with their terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium, receivership or other laws relating to or affecting creditors' rights generally, and to general principles of equity (regardless of whether enforcement is sought in a proceeding at law or in equity). This opinion is given as of the date hereof and is limited to the laws of the State of New York. Insofar as this opinion involves matters governed by Canadian law, Cadwalader, Wickersham & Taft LLP has assumed, without independent inquiry or investigation, the validity of the matters opined on by McCarthy Tétrault LLP, Canadian legal counsel for TD, in its opinion expressed below. In addition, this opinion is subject to customary assumptions about the trustee's authorization, execution and delivery of the indenture and, with respect to the Notes, authentication of the Notes and the genuineness of signatures and certain factual matters, all as stated in the opinion of Cadwalader, Wickersham & Taft LLP dated May 31, 2016 which has been filed as Exhibit 5.3 to the registration statement on form F-3 filed by the Bank on May 31, 2016.

In the opinion of McCarthy Tétrault LLP, the issue and sale of the Notes has been duly authorized by all necessary corporate action on the part of TD, and when this pricing supplement has been attached to, and duly notated on, the master note that represents the Notes, the Notes will have been validly executed and issued and, to the extent validity of the Notes is a matter governed by the laws of the Province of Ontario, or the laws of Canada applicable therein, will be valid obligations of TD, subject to the following limitations: (i) the enforceability of the indenture is subject to bankruptcy, insolvency, reorganization, arrangement, winding up, moratorium and other similar laws of general application limiting the enforcement of creditors' rights generally; (ii) the enforceability of the indenture is subject to general equitable principles, including the fact that the availability of equitable remedies, such as injunctive relief and specific performance, is in the discretion of a court; (iii) courts in Canada are precluded from giving a judgment in any currency other than the lawful money of Canada; and (iv) the enforceability of the indenture will be subject to the limitations contained in the Limitations Act, 2002 (Ontario), and such counsel expresses no opinion as to whether a court may find any provision of the indenture to be unenforceable as an attempt to vary or exclude a limitation period under that Act. This opinion is given as of the date hereof and is limited to the laws of the Provinces of Ontario and the federal laws of Canada applicable thereto. In addition, this opinion is subject to: (i) the assumption that the senior indenture has been duly authorized, executed and delivered by, and constitutes a valid and legally binding obligation of, the trustee, enforceable against the trustee in accordance with its terms; and (ii) customary assumptions about the genuineness of signatures and certain factual matters all as stated in the letter of such counsel dated May 31, 2016, which has been filed as Exhibit 5.2 to the registration statement on form F-3 filed by TD on May 31, 2016.